SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS disclosures

Prudential plc 2023 results

International Financial Reporting Standards (IFRS) financial results

Consolidated income statement

	Note	2023 $m	2022* $m
Insurance revenue	B1.4	9,371	8,549
Insurance service expense:
Claims incurred		(2,913)	(2,563)
Directly attributable expenses incurred		(1,258)	(1,221)
Amortisation of insurance acquisition cash flows		(2,745)	(2,453)
Other insurance service expenses		(197)	(30)
		(7,113)	(6,267)
Net expense from reinsurance contracts held		(171)	(105)
Insurance service result		2,087	2,177
Investment return:
Interest revenue calculated using the effective interest method		340	237
Other investment return on financial investments		9,423	(29,617)
	B1.4	9,763	(29,380)
Fair value movement on investment contract liabilities		(24)	67
Net insurance and reinsurance finance income (expense):
Net finance (expense) income from insurance contracts		(8,839)	28,623
Net finance income (expense) from reinsurance contracts held		191	(1,193)
		(8,648)	27,430
Net investment result		1,091	(1,883)
Other revenue	B1.4	369	436
Non-insurance expenditure	B2	(990)	(1,019)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(172)	(200)
(Loss) gain attaching to corporate transactions	B1.1	(22)	55
Share of loss from joint ventures and associates, net of related tax		(91)	(85)
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns) note		2,272	(519)
Tax charge attributable to policyholders' returns		(175)	(124)
Profit (loss) before tax attributable to shareholders' returns		2,097	(643)
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(560)	(478)
Remove tax charge attributable to policyholders' returns		175	124
Tax charge attributable to shareholders' returns	B3.2	(385)	(354)
Profit (loss) for the year		1,712	(997)

Attributable to:
Equity holders of the Company		1,701	(1,007)
Non-controlling interests		11	10
Profit (loss) for the year		1,712	(997)

Earnings per share (in cents)	Note	2023	2022*
Based on profit (loss) attributable to equity holders of the Company:	B4
Basic		62.1¢	(36.8)¢
Diluted		61.9¢	(36.8)¢

*      The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the comparative results and the related notes have been re-presented from those previously published.

Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

Consolidated statement of comprehensive income

	2023 $m	2022* $m
Profit (loss) for the year	1,712	(997)
Other comprehensive income (loss):
Exchange movements arising during the year	(135)	(613)
Valuation movements on retained interest in Jackson classified as available-for-sale under IAS 39: note
Unrealised (loss) arising during the year		(125)
Deduct net gains included in the income statements on disposal		(62)
		(187)
Total items that may be reclassified subsequently to profit or loss	(135)	(800)

Valuation movements on retained interest in Jackson classified as fair value through other comprehensive income under IFRS 9 note	8
Total items that will not be reclassified subsequently to profit or loss	8

Total comprehensive income (loss) for the year	1,585	(1,797)

Attributable to:
Equity holders of the Company	1,585	(1,797)
Non-controlling interests	-	-
Total comprehensive income (loss) for the year	1,585	(1,797)

*      The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the comparative results have been re-presented from those previously published.

Note
On the adoption of IFRS 9 at 1 January 2023, the Group elected to measure its retained interest in the equity securities of Jackson at fair value through other comprehensive income. The Group has subsequently disposed of its remaining interest in Jackson in 2023. In 2022, these securities were measured at available-for-sale under IAS 39.

Consolidated statement of changes in equity

		Year ended 31 Dec 2023 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Fair value reserve under IFRS 9	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		-	-	1,701	-	-	1,701	11	1,712
Other comprehensive (loss) income		-	-	-	(124)	8	(116)	(11)	(127)
Total comprehensive income (loss) for the year		-	-	1,701	(124)	8	1,585	-	1,585
Transactions with owners of the Company
Dividends	B5	-	-	(533)	-	-	(533)	(7)	(540)
Transfer of fair value reserve following disposal of investment in Jackson		-	-	71	-	(71)	-	-	-
Reserve movements in respect of share-based payments		-	-	(5)	-	-	(5)	-	(5)
Effect of transactions relating to non-controlling interests		-	-	16	-	-	16	-	16
New share capital subscribed	C8	1	3	-	-	-	4	-	4
Movement in own shares in respect of share-based payment plans		-	-	25	-	-	25	-	25
Net increase (decrease) in equity		1	3	1,275	(124)	(63)	1,092	(7)	1,085
Balance at 1 Jan		182	5,006	10,653	827	63	16,731	167	16,898
Balance at 31 Dec		183	5,009	11,928	703	-	17,823	160	17,983

		Year ended 31 Dec 2022* $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale reserve under IAS 39	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit (loss) for the year		-	-	(1,007)	-	-	(1,007)	10	(997)
Other comprehensive loss		-	-	-	(603)	(187)	(790)	(10)	(800)
Total comprehensive loss for the year		-	-	(1,007)	(603)	(187)	(1,797)	-	(1,797)
Transactions with owners of the Company
Dividends	B5	-	-	(474)	-	-	(474)	(8)	(482)
Reserve movements in respect of share-based payments		-	-	24	-	-	24	-	24
Effect of transactions relating to non-controlling interests		-	-	49	-	-	49	-	49
New share capital subscribed	C8	-	(4)	-	-	-	(4)	-	(4)
Movement in own shares in respect of share-based payment plans		-	-	(3)	-	-	(3)	-	(3)
Net decrease in equity		-	(4)	(1,411)	(603)	(187)	(2,205)	(8)	(2,213)
Balance at 1 Jan
As previously reported		182	5,010	10,216	1,430	250	17,088	176	17,264
Effect of initial application of IFRS 17 and classification overlay of IFRS 9, net of tax		-	-	1,848	-	-	1,848	(1)	1,847
As restated after effect of changes		182	5,010	12,064	1,430	250	18,936	175	19,111
Balance at 31 Dec		182	5,006	10,653	827	63	16,731	167	16,898

*      The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the comparative results have been re-presented from those previously published.

Consolidated statement of financial position

		31 Dec 2023 $m	31 Dec 2022 $m	1 Jan 2022 $m
	Note		note (i)	note (i)
Assets
Goodwill	C4.1	896	890	907
Other intangible assets	C4.2	3,986	3,884	4,015
Property, plant and equipment		374	437	495
Insurance contract assets	C3.1	1,180	1,134	1,250
Reinsurance contract assets	C3.1	2,426	1,856	2,787
Deferred tax assets	C7.2	156	140	132
Current tax recoverable	C7.1	34	18	20
Investments in joint ventures and associates accounted for using the equity method		1,940	2,259	2,698
Investment properties	C1	39	37	38
Loans	C1	578	590	771
Equity securities and holdings in collective investment schemes note (ii)	C1	64,753	57,679	61,601
Debt securities note (ii)	C1	83,064	77,016	99,154
Derivative assets	C2.2	1,855	569	481
Deposits	C1	5,870	6,275	4,741
Accrued investment income		1,003	983	1,017
Other debtors		1,161	968	955
Cash and cash equivalents		4,751	5,514	7,170
Total assets		174,066	160,249	188,232

Equity
Shareholders' equity		17,823	16,731	18,936
Non-controlling interests		160	167	175
Total equity		17,983	16,898	19,111

Liabilities
Insurance contract liabilities	C3.1	139,840	126,242	149,798
Reinsurance contract liabilities	C3.1	1,151	1,175	1,254
Investment contract liabilities without discretionary participation features	C2.2	769	663	722
Core structural borrowings of shareholder-financed businesses	C5.1	3,933	4,261	6,127
Operational borrowings	C5.2	941	815	861
Obligations under funding, securities lending and sale and repurchase agreements		716	582	223
Net asset value attributable to unit holders of consolidated investment funds		2,711	4,193	5,664
Deferred tax liabilities	C7.2	1,250	1,139	1,167
Current tax liabilities	C7.1	275	208	185
Accruals, deferred income and other creditors		4,035	2,866	2,624
Provisions		224	206	234
Derivative liabilities	C2.2	238	1,001	262
Total liabilities		156,083	143,351	169,121
Total equity and liabilities		174,066	160,249	188,232

Notes
(i)   The Group has adopted IFRS 9 'Financial instruments' and IFRS 17 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the 31 December 2022 and 1 January 2022 comparative statements of financial position and related notes have been re-presented from those previously published.
(ii)  Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2023 are $2,001 million of lent securities and assets subject to repurchase agreements (31 December 2022: $1,571 million).

Consolidated statement of cash flows

	Note	2023 $m	2022* $m
Cash flows from operating activities
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)		2,272	(519)
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(14,539)	22,717
Other non-investment and non-cash assets		23	(35)
Insurance and reinsurance contract assets and liabilities		12,787	(20,440)
Other non-insurance liabilities		42	(665)
Investment income and interest payments included in profit before tax		(4,378)	(3,912)
Operating cash items:
Interest receipts		2,872	2,589
Interest payments		(75)	(16)
Dividend receipts		1,650	1,523
Tax paid		(406)	(449)
Other non-cash items		584	285
Net cash flows from operating activities note (i)		832	1,078
Cash flows from investing activities
Purchases of property, plant and equipment		(44)	(34)
Proceeds from disposal of property, plant and equipment		2	-
Acquisition of business and intangibles note (ii)		(415)	(298)
Cash advanced to CPL note (i)		(176)	-
Disposal of Jackson shares		273	293
Net cash flows from investing activities		(360)	(39)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations: note (iii)
Issuance of debt, net of costs		-	346
Redemption of debt		(393)	(2,075)
Interest paid		(188)	(204)
Payment of principal portion of lease liabilities		(93)	(101)
Equity capital:
Issues of ordinary share capital	C8	4	(4)
External dividends:
Dividends paid to equity holders of the Company	B5	(533)	(474)
Dividends paid to non-controlling interests		(7)	(8)
Net cash flows from financing activities		(1,210)	(2,520)
Net decrease in cash and cash equivalents		(738)	(1,481)
Cash and cash equivalents at 1 Jan		5,514	7,170
Effect of exchange rate changes on cash and cash equivalents		(25)	(175)
Cash and cash equivalents at 31 Dec		4,751	5,514

*      The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the comparative results have been re-presented from those previously published.

Notes
(i)   Included in net cash flows from operating activities are dividends from joint ventures and associates of $209 million (2022: $112 million).  Cash advanced to CPL, the Group's joint venture in the Chinese Mainland, of $176 million was made in anticipation of a future capital injection as described in note D3.
(ii)  Cash flows from acquisition of business and intangibles include amounts paid for distribution rights. There were no acquisitions of businesses in the year
(iii)                 Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, lease liabilities and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Balance at 1 Jan $m	Cash movements $m		Non-cash movements $m		Balance at 31 Dec $m
		Issuance of debt	Redemption of debt	Foreign exchange movement	Other movements
2023	4,261	-	(393)	58	7	3,933
2022	6,127	346	(2,075)	(147)	10	4,261

Notes to the consolidated financial statements

A Basis of preparation

A1 Basis of preparation and exchange rates

Basis of preparation
These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. At 31 December 2023, there were no unadopted standards effective for the year ended 31 December 2023 which had an impact on the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

The Group has adopted IFRS 17, 'Insurance Contracts' and IFRS 9, 'Financial Instruments' (including any consequential amendments to other standards) as issued by the IASB and as adopted for use in the UK from 1 January 2023, as discussed in note A2.1. The transition date of the Group for IFRS 17 was 1 January 2022. Except for the changes from the adoption of these two standards and the new and amended IFRS Standards as described in note A2.2, the accounting policies applied by the Group in determining the IFRS financial results in these consolidated financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2022 as disclosed in the 2022 annual report.

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2023 but is derived from those accounts. The auditors have reported on the 2023 statutory accounts. Statutory accounts for 2022 have been delivered to the Registrar of Companies, and those for 2023 will be delivered following the Company's Annual General Meeting. The auditors' report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting
The Directors have made an assessment of going concern covering a period to 31 March 2025, being at least 12 months from the date these consolidated financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks, and the mitigations available to address them, as well as the results of the Group's stress and scenario testing, as described further in the Risk review section (including the Viability statement).

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period to 31 March 2025, being at least 12 months from the date these consolidated financial statements  are approved. No material uncertainties that may cast significant doubt on the ability of the Company and the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements for the year ended 31 December 2023.

Exchange rates
The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

USD : local currency	Closing rate at year end			Average rate for the year to date
	31 Dec 2023	31 Dec 2022	1 Jan 2022	2023	2022
Chinese yuan (CNY)	7.09	6.95	6.37	7.09	6.73
Hong Kong dollar (HKD)	7.81	7.81	7.80	7.83	7.83
Indian rupee (INR)	83.21	82.73	74.34	82.60	78.63
Indonesian rupiah (IDR)	15,397.00	15,567.50	14,252.50	15,230.82	14,852.24
Malaysian ringgit (MYR)	4.60	4.41	4.17	4.56	4.40
Singapore dollar (SGD)	1.32	1.34	1.35	1.34	1.38
Taiwan dollar (TWD)	30.69	30.74	27.67	31.17	29.81
Thai baht (THB)	34.37	34.56	33.19	34.80	35.06
UK pound sterling (GBP)	0.78	0.83	0.74	0.80	0.81
Vietnamese dong (VND)	24,262.00	23,575.00	22,790.00	23,835.92	23,409.87

Foreign exchange translation
Certain notes to the consolidated financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting year, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior year results using the current year foreign exchange rate, ie current year average rates for the income statement and current year closing rates for the statement of financial position.

A2 New accounting pronouncements in 2023

A2.1 Adoption of IFRS 17 and IFRS 9
The Group adopted IFRS 17 'Insurance Contracts' and IFRS 9 'Financial Instruments', including any consequential amendments to other standards, from 1 January 2023.

IFRS 17, 'Insurance contracts'
IFRS 17 introduces significant changes to the way insurance and reinsurance contracts are accounted for, albeit the scope of IFRS 17 and IFRS 4 is very similar. Therefore, nearly all of the Group's insurance and investment contracts with discretionary participation features (DPF) accounted under IFRS 4 are now accounted under IFRS 17.

IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. IFRS 17 replaces this with a new measurement model that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, reinsurance contracts and investment contracts with DPF.

Insurance contracts are aggregated into groups for measurement purposes. Groups of insurance contracts are determined by identifying portfolios of insurance contracts, each comprising contracts subject to similar risks and managed together, and dividing each portfolio into annual cohorts (ie by year of issue) and each annual cohort into groups based on the profitability of contracts. Portfolios of reinsurance contracts held are assessed for aggregation separately from portfolios of insurance contracts issued.

When determining 'similar risks' the Group does not divide risks within a contract, eg riders sold under a single contract would not be split by risk type. The Group have therefore identified three broad categories of risks referred to as 'dominant' risks, namely, protection, investment and to a less material extent longevity. The requirement 'managed together' is assessed within the geographical boundary of each local business unit. Each ring-fenced fund is considered to be managed separately.

Under IFRS 17 groups of contracts are measured on initial recognition as the total of:

-   Fulfilment cash flows, comprising the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk; and
-   A contractual service margin (CSM) that represents the deferral of any day-one gains arising on initial recognition.

Day-one losses, any subsequent losses on onerous contracts and reversal of those losses arising from groups of insurance contracts are recognised directly in the income statement. For groups of reinsurance contracts held, any net gains or losses at initial recognition are recognised as CSM unless the net cost of purchasing reinsurance relates to past events, in which case such net cost is recognised immediately in the income statement.

Under IFRS 17 insurance contracts are measured under the General Measurement Model (GMM), Variable Fee Approach (VFA) or Premium Allocation Approach (PAA). The Group predominantly uses the VFA and GMM, depending on the specific characteristics of the insurance contracts. The Group makes very limited use of the PAA for some small portfolios of short duration contracts. Reinsurance contracts held are measured under the GMM.

Approximately 72 per cent of the CSM (including joint ventures and associates and net of reinsurance) at transition (as described below) was calculated under the VFA and relates to the Group's with-profits and shareholder-backed participating products and unit-linked products with a low proportion of protection riders. The remaining approximately 28 per cent of the CSM at transition was calculated under the GMM and includes the Group's non-profit protection products and unit-linked products with a high proportion of protection riders.

The fulfilment cash flows are updated each reporting date to reflect current conditions. For contracts with direct participating features which are accounted for under the VFA, on initial recognition the CSM represents the variable fee to shareholders and it is adjusted to reflect the effect of changes in economics as well as experience variances and/or assumptions changes that relate to future services. For contracts accounted for under GMM, the CSM is accreted using the discount rates determined at the date of initial recognition (the 'locked-in discount rates') and only adjusted to reflect the effect of non-economic experience variances and/or assumptions changes that relate to future services. The adjustments to the CSM for GMM business are determined using the locked-in discount rates. Further information on the subsequent measurement of the CSM is contained within note C3.4.

IFRS 17 is applied retrospectively unless impractical to do so. The effect of adopting IFRS 17 retrospectively adjusts shareholders' equity as at the date of transition of 1 January 2022. At the transition date, the opening balance sheet for IFRS 17 is established, as set out in the section 'Effect of adoption of IFRS 17 and IFRS 9' below.

With the adoption of IFRS 17, certain line items in the Group's consolidated statement of financial position have been replaced with new line items. For example, the Group now presents separately the carrying amount of portfolios of:

-   Insurance contracts issued that are assets;
-   Insurance contracts issued that are liabilities;
-   Reinsurance contracts held that are assets; and
-   Reinsurance contracts held that are liabilities.

Further, the line items in the consolidated income statement have been changed significantly compared with reporting under IFRS 4. In accordance with the IFRS 17 requirements, the following line items are no-longer reported: Gross premiums earned, Outward reinsurance premiums, Benefits and claims, Reinsurers' share of benefits and claims, Movements in unallocated surplus of with-profits funds and Acquisition costs. Those are replaced with the following IFRS 17 line items:

-   Insurance revenue;
-   Insurance service expenses;
-   Net income (expense) from reinsurance contracts held; and
-   Net insurance finance income (expenses).

Determination of discount rates

IFRS 17 enables discount rates to be calculated on a top-down or bottom-up basis. The Group elects to determine discount rates on a bottom-up basis, starting with a liquid risk-free yield curve and adding an illiquidity premium to reflect the characteristics of the insurance contracts.

Risk-free rates are based on government bond yields for all currencies except HKD where risk-free rates are based on swap rates due to the higher liquidity of the HKD swap market. Government bond yields and swap rates are obtained from publicly available data sources. Yield curves are constructed by using a market-observed curve up to a last liquid point and then extrapolating to an ultimate forward rate.

Where cash flows vary based on the return on underlying items, the projected earned rate is set equal to the discount rate. Where stochastic modelling techniques are used, the projected average investment returns are calibrated to be equal to the deterministic discount rate (including the illiquidity premium).

The illiquidity premium is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts, (in particular, corporate bonds) less the risk-free curve, and an allowance for credit risk.

The allowance for credit risk includes a credit risk premium which is derived through a lifetime projection of expected bond cash flows, allowing for the cost of downgrades and defaults, a rebalancing rate of projected downgrades and a recovery rate in the event of default. The allowance for credit risk varies by currency ranging between 20bps and 56bps at 31 December 2023 (31 December 2022: between 23bps and 56bps) .

A proportion of the reference portfolio's illiquidity premium (either 0%, 50% or 100%) is applied to portfolios of insurance contracts reflecting the liquidity characteristics of the insurance contracts. The liquidity characteristics are assessed from the policyholders' perspective. Consideration is given to the nature of premiums, the level of underwriting, and the surrender and other benefit features of the portfolios. A product's illiquidity premium is restricted to be no greater than reasonably expected to be earned on the assets backing the insurance contract liabilities, over the duration of the insurance contracts.

The following tables set out the range of yield curves used to discount cash flows of insurance contracts for major currencies. The range reflects the proportion of illiquidity premium applied by business unit and portfolio.

31 Dec 2023%
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	2.07 - 2.33	2.41 - 2.67	2.59 - 2.85	2.70 - 2.96	2.76 - 3.02
Hong Kong dollar (HKD)	4.76 - 5.23	3.75 - 4.22	3.76 - 4.23	3.89 - 4.36	3.95 - 4.42
Indonesian rupiah (IDR)	6.47 - 6.96	6.63 - 7.12	6.73 - 7.22	6.94 - 7.43	7.03 - 7.52
Malaysian ringgit (MYR)	3.31 - 3.56	3.67 - 3.92	3.78 - 4.03	4.09 - 4.34	4.33 - 4.58
Singapore dollar (SGD)	3.62 - 4.37	2.67 - 3.42	2.71 - 3.46	2.77 - 3.52	2.74 - 3.49
United States dollar (USD)	4.81 - 5.64	3.86 - 4.69	3.90 - 4.73	4.01 - 4.84	4.36 - 5.19

31 Dec 2022%
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	2.09 - 2.84	2.65 - 3.29	2.88 - 3.52	3.05 - 3.69	3.14 - 3.79
Hong Kong dollar (HKD)	4.85 - 6.14	3.96 - 5.25	3.78 - 5.07	3.82 - 5.11	3.84 - 5.13
Indonesian rupiah (IDR)	5.65 - 6.13	6.72 - 7.20	7.29 - 7.77	7.51 - 7.99	7.77 - 8.25
Malaysian ringgit (MYR)	3.52 - 3.91	3.91 - 4.29	4.13 - 4.52	4.35 - 4.73	4.49 - 4.88
Singapore dollar (SGD)	3.83 - 4.94	2.86 - 3.98	3.11 - 4.22	2.91 - 4.02	2.49 - 3.61
United States dollar (USD)	4.75 - 5.91	4.02 - 5.17	3.89 - 5.05	3.98 - 5.15	4.27 - 5.43

1 Jan 2022%
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	2.21 - 2.60	2.63 - 2.99	2.81 - 3.19	3.00 - 3.65	3.12 - 3.71
Hong Kong dollar (HKD)	0.43 - 1.44	1.24 - 2.26	1.47 - 2.48	1.62 - 2.64	1.91 - 2.92
Indonesian rupiah (IDR)	3.43 - 4.81	5.55 - 6.93	7.04 - 8.42	7.43 - 8.81	7.74 - 9.12
Malaysian ringgit (MYR)	2.25 - 2.58	3.19 - 3.52	3.72 - 4.05	4.13 - 4.46	4.34 - 4.67
Singapore dollar (SGD)	0.60 - 1.58	1.38 - 2.35	1.72 - 2.70	1.99 - 2.97	2.14 - 3.12
United States dollar (USD)	0.38 - 1.30	1.27 - 2.20	1.53 - 2.46	1.69 - 2.61	2.01 - 2.93

Approach to transition to IFRS 17
Transition refers to the determination of the opening balance sheet for the first year of comparative information presented under IFRS 17 (ie at 1 January 2022). The future cash flows and risk adjustment are measured on a current basis in the same manner as they would be calculated for subsequent measurement. The key component of transition is therefore the determination of the CSM.

The standard requires IFRS 17 to be applied retrospectively (the 'Full Retrospective Approach') unless impracticable. If a fully retrospective approach is impracticable there is an option to choose either a Modified Retrospective Approach or a Fair Value Approach. Prudential has adopted the Modified Retrospective Approach for cohorts of business for which expected cash flows at the date of initial recognition are not available but where actual historic cash flows are available. If reasonable and supportable information necessary to apply the modified retrospective approach is not available, the fair value approach must be applied.

The CSM of the groups of insurance contracts transitioned under retrospective approaches (ie full retrospective approach and modified retrospective approach) has been calculated as if the Group had only prepared annual financial statements before the transition date (ie transition CSM has been measured using a year-to-date approach).

Full Retrospective Approach (FRA)
Under the FRA, each group of insurance contracts has been identified, recognised and measured as if IFRS 17 had always applied. The CSM was calculated at initial recognition of a group of contracts based on the facts and circumstances at that time (ie without use of hindsight). This CSM was then rolled forward to the transition date in line with the requirements of the standard.

Modified Retrospective Approach (MRA)
The objective of the MRA is to achieve the closest possible outcome to retrospective application possible using reasonable and supportable information without undue cost and effort. A number of specific modifications are permitted under the MRA. The Group has adopted the following modifications:

-   To use information at the transition date to identify insurance contract groups;
-   To use information at the transition date to assess eligibility for the variable fee approach; and
-   To use information at the transition date to identify discretionary cash flows.

General Measurement Model (GMM)
Under the MRA for GMM business, the cash flows at the date of initial recognition of a group of insurance contracts have been estimated as the cash flows at the earliest available date (ie the first year when the FRA is practicable, referred to as the 'earlier date'), adjusted by the cash flows that are known to have occurred between these two dates. A number of further specific modifications are permitted. The Group has adopted the following modifications:

-   To estimate the risk adjustment at the date of initial recognition as the risk adjustment at the earlier date adjusted by the expected release of risk before that date based on the risk adjustment release pattern for similar contracts;
-   To estimate CSM amortisation in line with run-off of the coverage units; and
-   If there is a loss component at initial recognition, to estimate the amount allocated to the loss component before the transition date using a systematic allocation consistent with the modifications adopted above.

Discount rates at the date of initial recognition were determined using observable market data at that date.

Variable Fee Approach (VFA)
Under the MRA for VFA business, the CSM at the transition date for a group of insurance contracts has been determined as:

-   The total fair value of the underlying items at that date; minus
-   The fulfilment cash flows at that date; plus or minus
-   An adjustment for:
-   Amounts charged to policyholders before that date;
-   Amounts paid before that date not varying with underlying items;
-   The change in the risk adjustment caused by the release from risk before that date; and minus
-   An estimate of the amounts that would have been recognised in profit or loss for services provided before the transition date by comparing the remaining coverage units at the transition date with the coverage units provided under the group of contracts before the transition date.

In implementing this approach, the amounts charged to policyholders, the amounts paid not varying with underlying items and coverage units have been adjusted for the time value of money.

Fair Value Approach (FVA)
The insurance contracts of the Group under the FVA generally represent groups of contracts that were written many years ago where suitable historical information required to apply the retrospective transition approaches is no longer practicably available.

Under the FVA, the CSM at the transition date is the difference between the fair value of the insurance contracts, determined in accordance with IFRS 13 Fair Value Measurement, and the fulfilment cash flows at that date.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of groups of insurance contracts has therefore been interpreted as the compensation that a market participant would require for taking on the relevant obligation under the contracts.

The fair value has been determined using a cost of capital approach by reference to a quantum of capital required to be held in order to fulfil the contracts and a required return on that capital. Expected cash flows and the required locked-in capital are projected forward over the duration of the groups of contracts and discounted at the required rate of return. These calculations are based on the following key assumptions:

-   The expected cash flows reflect the future cost that a market participant would expect to incur in fulfilling the obligations under the contracts. The fair value has been based on the same scope of cash flows as are included in the calculation of the best estimate liability. In particular, the same contract boundaries are assumed in the calculation of the fair value and best estimate liability. However, the measurement of those cash flows need not be the same.
-   The required locked-in capital is the level of capital realistically required for a business to operate in the relevant jurisdiction.
-   The required rate of return is compensation the Group would expect a market participant to require to enter into a transaction to transfer the liability associated with the insurance contracts at the transition date. This return has been determined using the Capital Asset Pricing Model, including allowance for both financial risk and uncertainty in non-financial risk.

A number of specific modifications are permitted under the FVA. The Group has adopted the following modifications:

-   To use information at the transition date to identify groups of insurance contracts;
-   To use information at the transition date to assess eligibility for the VFA;
-   To use information at the transition date to identify discretionary cash flows;
-   To use information at the transition date to assess whether a contract meets the definition of an investment contract with DPF; and
-   To group annual cohorts of business.

The allocation of opening CSM by transition approach is given in note C3.2(b), alongside a segmental split.

IFRS 9, 'Financial Instruments'
IFRS 9 replaced IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after 1 January 2018. The Group met the eligibility criteria, under the amendments to IFRS 4 to apply the temporary exemption from IFRS 9, deferring the initial application date of IFRS 9 to align with the initial application of IFRS 17.

The adoption of IFRS 9 has affected the following three areas:

The classification and the measurement of financial assets and liabilities
IFRS 9 redefines the classification of financial assets. Based on the way in which the assets are managed in order to generate cash flows and their contractual cash flow characteristics (whether the cash flows represent 'solely payments of principal and interest'), financial assets are classified into one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). An option is also available at initial recognition to irrevocably designate a financial asset as at FVTPL if doing so eliminates or significantly reduces accounting mismatches. The Company has made the election under IFRS 9 to measure its retained interest in Jackson at FVOCI. Under this designation, only dividend income from this retained interest is recognised in the profit or loss of the Company. Unrealised gains and losses are recognised in other comprehensive income and there is no recycling to the profit or loss on derecognition. This was the only investment classified at FVOCI at 1 January 2023.

A table explaining the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group's financial assets and financial liabilities as at 1 January 2023 is set out in the section 'Effect of adoption of IFRS 17 and IFRS 9' below.

The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI
A new impairment model based on an expected credit loss approach replaced the incurred loss impairment model under IAS 39, resulting in earlier recognition of credit losses compared with IAS 39. This aspect is the most complex area of IFRS 9 and involves significant judgements and estimation processes.

As discussed above, the vast majority of the financial investments of the Group are held at FVTPL to which these requirements do not apply. Accordingly, no significant amount of additional impairment was recognised by the Group under the expected credit loss approach as a result of the adoption of IFRS 9.

The hedge accounting requirements which are more closely aligned with the risk management activities
The Group has not applied hedge accounting treatment under IAS 39 and therefore, there is no impact in this area for the Group upon the adoption of IFRS 9.

Effect of adoption of IFRS 17 and IFRS 9
The adoption of IFRS 17 has significant changes to the accounting for insurance and reinsurance contracts, as discussed above. The Group's approach to transition to IFRS 17 is set out in the preceding section. The Group has restated the 2022 comparative amounts and presented a restated consolidated statement of financial position as at 1 January 2022.

The implementation of IFRS 9 has an insignificant impact on the Group's financial statements. As permitted by IFRS 9, the Group has not restated the comparatives on initial application of the standard but the Group is taking advantage of the classification overlay as permitted by the Amendment to IFRS 17, 'Initial Application of IFRS 17 and IFRS 9 - Comparative Information' issued in December 2021. In accordance with this amendment, the balance sheet at 1 January 2022 reflects the change in classification of certain debt securities to amortised cost from fair value through profit and loss, certain loans to fair value through profit and loss from amortised cost and the recognition of IFRS 9 expected credit losses for certain mortgage loans that continue to be classified as amortised cost. With the exception of these changes, for which the overall net asset impact is insignificant at less than $5 million, the consolidated statement of financial position as of 1 January 2022 as restated under IFRS 17 has been presented to reflect the classification and measurement under IAS 39.

Consolidated statement of financial position at transition date 1 January 2022
The following table shows the Group's consolidated statement of financial position as at 1 January 2022 restated under the IFRS 17 basis and the summarised effects of the adoption of the new standard.

	At 31 Dec 2021 $m	Effects of adoption of IFRS 17 $m		At 1 Jan 2022 $m
	(as reported under IFRS 4)	Presentation changes	Measurement changes	(as restated under IFRS 17)
		note(i)	note (ii)
Assets
Goodwill	907	-	-	907
Deferred acquisition costs and other intangible assets:
Deferred acquisition costs	2,815	(39)	(2,776)	-
Other intangible assets	4,043	-	(28)	4,015
	6,858	(39)	(2,804)	4,015
Insurance contract assets	n/a	-	1,250	1,250
Reinsurance contract assets	9,753	(22)	(6,944)	2,787
Deferred tax assets	266	(134)	-	132
Other non-investment and non-cash assets	3,448	(1,022)	61	2,487
Investment properties	38	-	-	38
Investments in joint ventures and associates accounted for using the equity method	2,183	-	515	2,698
Total financial investments:
Policy loans	1,733	(1,733)	-	-
Other loans	829	-	(58)	771
Equity securities and holdings in collective investment schemes	61,601	-	-	61,601
Debt securities	99,094	-	60	99,154
Derivative assets	481	-	-	481
Deposits	4,741	-	-	4,741
	168,479	(1,733)	2	166,748
Cash and cash equivalents	7,170	-	-	7,170
Total assets	199,102	(2,950)	(7,920)	188,232
Equity
Shareholders' equity	17,088	-	1,848	18,936
Non-controlling interests	176	-	(1)	175
Total equity	17,264	-	1,847	19,111
Liabilities
Insurance contract liabilities*	156,485	4,243	(10,930)	149,798
Reinsurance contract liabilities	n/a	-	1,254	1,254
Investment contract liabilities without discretionary participation features	814	-	(92)	722
Core structural borrowings of shareholder-financed businesses	6,127	-	-	6,127
Operational borrowings	861	-	-	861
Deferred tax liabilities	2,862	(1,696)	1	1,167
Other liabilities	14,689	(5,497)	-	9,192
Total liabilities	181,838	(2,950)	(9,767)	169,121
Total equity and liabilities	199,102	(2,950)	(7,920)	188,232

*      Included within insurance contract liabilities at 31 December 2021 are investment contracts with DPF and unallocated surplus of with-profits funds under IFRS 4.

Notes
(i)   The presentation changes as shown in the table above principally arise from the following effects of the adoption of IFRS 17:
-   Inclusion of insurance and reinsurance related receivable and payable balances within IFRS 17 insurance and reinsurance contract assets and liabilities
Under IFRS 17, the measurement of a group of insurance contracts requires inclusion of all the future cash flows within the boundary of each contract and as a result, all insurance and reinsurance related receivable and payable balances (eg premiums receivable and claims payable) that were previously separately presented on the balance sheet are now in effect included within the insurance and reinsurance contract balances under IFRS 17.
-   Policy loans
Applying the same IFRS 17 measurement principles described above, policy loans related cash flows including any accrued interest income (previously included in 'Accrued investment income') are also included within the fulfilment cash flows of the associated group of insurance contracts.

-   Deferred tax liabilities

In line with IAS 12, deferred tax assets and liabilities have been netted as appropriate. The deferred tax liabilities arising from expected future distributions of the Singapore with-profits funds have been reclassified to be part of the insurance contract liabilities under IFRS 17.
(ii)  The measurement changes shown in the table above principally reflect the following measurement differences arising from the adoption of IFRS 17:
-   Deferred acquisition costs (DAC)
Acquisition cash flows are taken into account in determining the day-one CSM of a group insurance contracts. As such, explicit assets for DAC are not required and the IFRS 4 balances are removed. DAC relating to investment contracts without discretionary participation features remains as an asset and has been reclassified to 'Other debtors' under 'Other non-investment and non-cash items'.

-   Insurance and reinsurance contract assets and liabilities

The adjustments represent insurance and reinsurance contract measurement differences between IFRS 4 and IFRS 17, which primarily relate to the following effects:
-    the establishment of a CSM under IFRS 17 in accordance with the transition rules, intended to represent the unamortised amount of expected future profit deferred upon initial recognition of an insurance contract for all in-force contracts;
-    the establishment of an explicit risk adjustment for non-financial risk under IFRS 17;
-    release of prudence in the IFRS 4 policyholder liabilities to leave the best estimate liability; and
-    the change in treatment of the unallocated surplus of with-profits funds such that the shareholders' share is recognised in shareholders' equity after allowing for measurement differences between IFRS 4 and IFRS 17.
-   Tax
-    Current tax assets and liabilities are calculated for each entity in the Group based on local tax rules, and the basis of tax varies between jurisdictions. For insurance entities in the Group, the current tax is calculated based on either the financial statements prepared under local generally accepted accounting principles (GAAP), or the regulatory return prepared under relevant regulatory rules, or on an alternative basis (for example, Hong Kong, where most life insurance business is taxed by reference to net premiums). Current tax assets and liabilities at transition date are not impacted by the adoption of IFRS 17 at Group level as the adoption for the Group financial statements has no impact on local tax calculations. For jurisdictions where the basis of tax is the local financial statements, current tax assets and liabilities will be calculated applying IFRS 17 if and when the standard is adopted locally, and subject to local tax rules for transitional adjustments. The impact of any such local adoption on the Group financial statements will be considered when relevant.
-    Deferred tax balances are adjusted to reflect the deferred tax effects of the measurement adjustments arising from transition to IFRS 17 described above. The methods of calculating deferred tax are unchanged. Where insurance and reinsurance contract assets and liabilities give rise to a tax deduction or taxable income when they are recovered or settled, measurement changes to these balances, without equal changes in current taxable income, give rise to corresponding changes to the deferred tax balances at the tax rates expected to apply when the deferred tax assets or liabilities are realised or settled.

-   Investments in joint ventures and associates accounted for using the equity method

The adjustments represent the Group's share of the impact of the transition of the balance sheets of the Group's life joint ventures and associate (being CPL, India and the Takaful business in Malaysia) from IFRS 4 to IFRS 17, arising principally from the measurement differences as described above.

A2.2 Adoption of other new accounting pronouncements
In addition to IFRS 17 and IFRS 9, the Group has adopted the following amendments in these consolidated financial statements. The adoption of these amendments has had no significant impact on the Group financial statements.

-   Amendments to IAS 1 and IFRS Practice Statement 2 'Disclosure of accounting policies' issued in February 2021;
-   Amendments to IAS 8 'Definition of Accounting Estimates' issued in February 2021;
-   Amendments to IAS 12 'Deferred tax related to assets and liabilities arising from a single transaction' issued in May 2021; and
-   Amendments to IAS 12 'International Tax Reform - Pillar Two Model Rules' issued in May 2023. Further details are provided in notes B3.2 and C7.2.

B Earnings performance

B1 Analysis of performance by segment

B1.1 Segment results

		2023 $m	2022 $m		2023 vs 2022%
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
CPL		368	271	258	36%	43%
Hong Kong		1,013	1,162	1,162	(13)%	(13)%
Indonesia		221	205	200	8%	11%
Malaysia		305	340	329	(10)%	(7)%
Singapore		584	570	585	2%	0%
Growth markets and other note (ii)		746	728	715	2%	4%
Eastspring		280	260	255	8%	10%
Total segment profit	B1.3	3,517	3,536	3,504	(1)%	0%
Other income and expenditure unallocated to a segment:
Net investment return and other items note (iii)		(21)	(44)	(44)	52%	52%
Interest payable on core structural borrowings		(172)	(200)	(200)	14%	14%
Corporate expenditure note (iv)		(230)	(276)	(277)	17%	17%
Total other expenditure		(423)	(520)	(521)	19%	19%
Restructuring and IFRS 17 implementation costs note (v)		(201)	(294)	(293)	32%	31%
Adjusted operating profit	B1.2	2,893	2,722	2,690	6%	8%
Short-term fluctuations in investment returns		(774)	(3,420)	(3,404)	77%	77%
(Loss) gain attaching to corporate transactions		(22)	55	55	n/a	n/a
Profit (loss) before tax attributable to shareholders		2,097	(643)	(659)	n/a	n/a
Tax charge attributable to shareholders' returns	B3.2	(385)	(354)	(346)	(9)%	(11)%
Profit (loss) for the year		1,712	(997)	(1,005)	n/a	n/a

Attributable to:
Equity holders of the Company		1,701	(1,007)	(1,014)	n/a	n/a
Non-controlling interests		11	10	9	10%	22%
Profit (loss) for the year		1,712	(997)	(1,005)	n/a	n/a

Basic earnings per share (in cents)		2023	2022		2023 vs 2022%
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest	B4	89.0¢	79.4¢	78.5¢	12%	13%
Based on profit (loss) for the year, net of non-controlling interest	B4	62.1¢	(36.8)¢	(37.0)¢	n/a	n/a

Notes
(i)   Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.
(ii)  The Growth markets and other segment includes non-insurance entities that support the Group's insurance business and the result for this segment is after deducting the corporate taxes arising from the life joint ventures and associates.
(iii)                 Net investment return and other items includes an adjustment to eliminate intercompany profits as described below. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity's insurance contracts then the costs are included within the estimate of future cashflows when measuring the insurance contract under IFRS 17. In the Group's consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting an adjustment is included with the centre's 'net investment return and other item' to remove the benefit already recognised when valuing the insurance contract.
(iv)                 Corporate expenditure as shown above is for head office functions.
(v)  Restructuring and IFRS 17 implementation costs include those incurred in insurance and asset management operations of $(81) million (2022: $(137) million), largely comprising the costs of Group-wide projects including the implementation of IFRS 17 (this includes one-off costs associated with embedding IFRS 17), reorganisation programmes and initial costs of establishing new business initiatives and operations.

B1.2 Determining operating segments and performance measure of operating segments
Operating segments
The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments'. There have been no changes to the Group's operating segments from those reported in the Group's consolidated financial statements for the year ended 31 December 2022.

Operations and transactions which do not form part of any business unit are reported as 'Unallocated to a segment' and generally comprise head office functions.

Performance measure
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term fluctuations in investment returns and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit (loss) for the year.

A comparison of the Group's 2022 adjusted operating profit under the previous IFRS 4 basis and the IFRS 17 basis is provided below:

2022 $m
IFRS 4 basis adjusted operating profit as previously published	3,375
Difference	(653)
IFRS 17 basis adjusted operating profit	2,722

IFRS 17 adjusted operating profit is circa $650 million lower than under IFRS4 in 2022. This broadly comprises:

-   a circa $200 million reduction from the prohibition of day-one profit recognition from new business under IFRS17;
-   a circa $250 million reduction from changes in the subsequent timing of profit recognition, mainly related to differences on protection products; and
-  a circa $200 million reduction due to a one-off uplift in IFRS4 arising as a result of the adoption of Risk Based Capital in Hong Kong.

Determination of adjusted operating profit
(a)  Approach adopted for insurance businesses
The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. This concept was previously applied under IFRS 4, but the changing measurement model under IFRS 17 has impacted how such short-term fluctuations are determined.

The method of allocating profit between operating and non-operating components involves applying longer-term rates of return to the Group's assets held by insurance entities (including joint ventures and associates). These longer-term rates of return are not applied when assets and liabilities move broadly in tandem and hence the effect on profit from short-term market movements is more muted. In summary the Group applies the following approach when attributing the 'net investment result' between operating and non-operating profit:

-   Returns on investments that meet the definition of an 'underlying item', namely those investments that determine some of the amounts payable to a policyholder such as assets within unit linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently adjusted operating profit recognises investment return on a longer-term basis for these assets.
-   For insurance contracts measured under the GMM, the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments respectively. Deducted from this amount is the unwind of the illiquidity premium included in the current discount rate for the liabilities.
-   Some GMM BEL components are calculated by reference to the investment return of assets, even if the BEL component itself is not considered an underlying item, for example the BEL component related to future fee income or a guarantee. In these cases for the purposes of determining operating profit, the BEL component is calculated assuming a longer-term investment return and any difference between the actual return arising in the period and the longer-term investment return is taken to non-operating profit. There is no impact on the balance sheet of this allocation.
-   A longer-term rate of return is applied to all other investments held by the Group's insurance business for the purposes of calculating adjusted operating profit. More details on how longer-term rates are determined are set out below.

The difference between the net investment result recorded in the income statement and the longer-term returns determined using the above principles is recorded as 'short-term fluctuations in investment returns' as a component of non-operating profit.
The 'insurance service result' is recognised in adjusted operating profit in full with the exception of gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach. If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable, then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the insurance service results presented in the income statement is classified as part of 'short-term fluctuations in investment returns', a component of non-operating profit.

(b)  Determination of longer-term returns
The longer-term rates of return are estimates of the long-term trend investment returns having regard to past performance, current trends and future expectations. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

For collective investment schemes that include different types of assets (eg equities and debt securities), weighted assumptions are used reflecting the asset mix underlying the relevant fund mandates.

Debt securities and loans
For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.4 per cent for 2023 (2022: 2.8 per cent to 7.8 per cent).

Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for 2023 and 2022.

Derivative value movements
In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives.

(c)  Non-insurance businesses
For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market related items only where it is expected these will unwind over time.

B1.3 Analysis of adjusted operating profit by driver
Management assesses adjusted operating profit by breaking it down into the key components that drive performance each period. This analysis changes from the previous IFRS 4 driver breakdown as the new IFRS 17 measurement model leads to different drivers being relevant. The new basis is not directly reconcilable to the old basis.

The table below analyses the Group's adjusted operating profit into the underlying drivers using the following categories:

-   Adjusted release of CSM, which is net of reinsurance, represents the release from the CSM for the insurance services provided in the period adjusted for the reduction in CSM release that would occur if gains on profitable contracts were combined with losses on onerous contracts for those contracts where gains and losses can be shared across cohorts as described in note B1.2.

-  Release of risk adjustment, which is net of reinsurance, represents the amount of risk adjustment recognised in the income statement representing non-financial risk that expired in the period net of the amount that was assumed to be covered by under any reinsurance contracts in place. The only difference between the amount shown in the table below and the amount included within Insurance service result on the consolidated income statement is the amount relating to the Group's life joint ventures and associates that use the equity method of accounting.

-   Experience variances represent the difference between the actual amounts incurred or received in the period and that assumed within the best estimate liability for insurance and reinsurance contracts. It covers items such as claims, attributable expenses and premiums to the extent that they relate to current or past service.

-   Other insurance service result primarily relates to movements on onerous contracts that impact adjusted operating profit (ie excluding those discussed in B1.2).

-   Net investment result on longer-term basis comprises the component of the 'net investment result' that has been attributed to adjusted operating profit by applying the approach as described in note B1.2.

-   Other insurance income and expenditure represent other sources of income and expenses that are not considered to be attributable to insurance contracts under IFRS 17.

-   Share of related tax charges from joint ventures and associates represents the related tax on the adjusted operating profit of the Group's life joint ventures and associates accounted for using the equity method. Under IFRS, the Group's share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group's profit before tax on a net of related tax basis. In the table below, the results of the life joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax shown separately in order for the contribution from the life joint ventures and associates to be included in the profit driver analysis on a consistent basis with the rest of the insurance business operations.

	2023 $m	2022 $m		2023 vs 2022%
		AER	CER	AER	CER
Adjusted release of CSM note (i)	2,205	2,265	2,242	(3)%	(2)%
Release of risk adjustment	218	179	178	22%	22%
Experience variances	(118)	(66)	(62)	(79)%	(90)%
Other insurance service result	(109)	(204)	(195)	47%	44%
Adjusted insurance service result note (i)	2,196	2,174	2,163	1%	2%
Net investment result on longer-term basis note (ii)	1,241	1,290	1,271	(4)%	(2)%
Other insurance income and expenditure	(122)	(98)	(100)	(24)%	(22)%
Share of related tax charges from joint ventures and associates	(78)	(90)	(85)	13%	8%
Insurance business	3,237	3,276	3,249	(1)%	0%
Eastspring	280	260	255	8%	10%
Other income and expenditure	(423)	(520)	(521)	19%	19%
Restructuring and IFRS 17 implementation costs	(201)	(294)	(293)	32%	31%
Adjusted operating profit, as reconciled to profit (loss) for the year in note B1.1	2,893	2,722	2,690	6%	8%

Notes
(i)   The adjusted release of CSM and the adjusted insurance service result are reconciled to the information in the consolidated income statement as follows:

	2023 $m	2022 $m
Release of CSM, net of reinsurance as included within Insurance service result on the consolidated income statement	1,990	2,013
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity-method	218	229
Release of CSM, net of reinsurance as shown in note C3.2
Insurance	2,414	2,413
Reinsurance	(206)	(171)
	2,208	2,242
Adjustment to release of CSM for the treatment adopted for adjusted operating profit purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort	(3)	23
Adjusted release of CSM as shown above	2,205	2,265

	2023 $m	2022 $m
Insurance service result as shown in the consolidated income statement	2,087	2,177
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity-method	148	112
Insurance service result as shown in note C3.2
Insurance	2,424	2,396
Reinsurance	(189)	(107)
	2,235	2,289
Removal of losses or gains from reversal of losses on those onerous contracts that meet the criteria in note B1.2 less the change to the release of CSM shown above	68	(33)
Other primarily related to policyholder tax*	(107)	(82)
Adjusted insurance service result as shown above	2,196	2,174

*      Other primarily relates to the revenue recognised to cover the tax charge attributable to policyholders that is included in the insurance service result in the income statement. This revenue is fully offset by the actual tax charge attributable to policyholders that is included, as required by IAS 12, in the tax line in the income statement resulting in no net impact to profit after tax and so have been offset in the analysis of adjusted operating profit.

(ii)  In addition, net investment result on longer-term basis is reconciled to the net investment result in the consolidated income statement as follows:

	2023 $m	2022 $m
Net investment result as shown in the consolidated income statement	1,091	(1,883)
Remove investment return of non-insurance entities	(142)	(53)
Remove short-term fluctuations in investment return included in non-operating profit*	774	3,420
Other items*	(482)	(194)
Net investment result on longer-term basis as shown above	1,241	1,290

*      These reconciling line items include the impact from the Group's life joint ventures and associates.

B1.4 Revenue

	2023 $m
	Insurance operations note (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment	Total
Amounts relating to changes in the liability for remaining coverage:
Expected claims and other directly attributable expenses	1,089	582	642	970	670	-	-	3,953	-	3,953
Change in risk adjustment for non-financial risk	73	35	24	55	41	-	-	228	-	228
Release of CSM for services provided	787	187	203	478	538	-	-	2,193	-	2,193
Other adjustments note (ii)	73	32	31	45	71	-	-	252	-	252
Recovery of insurance acquisition cash flows	1,207	306	234	435	563	-	-	2,745	-	2,745
Insurance revenue	3,229	1,142	1,134	1,983	1,883	-	-	9,371	-	9,371
Other revenue note (iii)	22	4	4	-	39	299	-	368	1	369
Total revenue from external customers	3,251	1,146	1,138	1,983	1,922	299	-	9,739	1	9,740
Intra-group revenue	-	-	-	-	-	184	(184)	-	-	-
Interest income	1,033	92	239	785	627	7	-	2,783	164	2,947
Dividend and other investment income	775	93	151	528	117	3	-	1,667	7	1,674
Investment appreciation (depreciation)	2,155	50	177	1,490	1,309	4	-	5,185	(43)	5,142
Investment return	3,963	235	567	2,803	2,053	198	(184)	9,635	128	9,763
Total revenue	7,214	1,381	1,705	4,786	3,975	497	(184)	19,374	129	19,503

	2022 $m
	Insurance operations note (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment	Total
Amounts relating to changes in the liability for remaining coverage:
Expected claims and other directly attributable expenses	969	438	563	935	736	-	-	3,641	-	3,641
Change in risk adjustment for non-financial risk	53	33	20	33	30	-	-	169	-	169
Release of CSM for services provided	737	274	215	442	513	-	-	2,181	-	2,181
Other adjustments note (ii)	30	16	-	27	32	-	-	105	-	105
Recovery of insurance acquisition cash flows	1,051	309	231	378	484	-	-	2,453	-	2,453
Insurance revenue	2,840	1,070	1,029	1,815	1,795	-	-	8,549	-	8,549
Other revenue note (iii)	65	6	-	1	33	330	-	435	1	436
Total revenue from external customers	2,905	1,076	1,029	1,816	1,828	330	-	8,984	1	8,985
Intra-group revenue	-	-	-	-	1	199	(200)	-	-	-
Interest income	927	83	208	724	601	4	-	2,547	50	2,597
Dividend and other investment income	689	77	183	576	107	1	-	1,633	25	1,658
Investment depreciation	(23,615)	(69)	(386)	(6,679)	(2,860)	(21)	-	(33,630)	(5)	(33,635)
Investment return	(21,999)	91	5	(5,379)	(2,151)	183	(200)	(29,450)	70	(29,380)
Total revenue	(19,094)	1,167	1,034	(3,563)	(323)	513	(200)	(20,466)	71	(20,395)

Notes
(i)   The Group's share of the results from the joint ventures and associates including CPL that are equity accounted for is presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above.
(ii)  Other adjustments comprise experience adjustment for premium receipts relating to past and current services provided under insurance contracts and insurance revenue earned from contracts measured under the PAA.
(iii)                 Other revenue comprises revenue from external customers and consists primarily of revenue from the Group's asset management business of $299 million (2022: $330 million).

B1.5 Additional segmental analysis of profit after tax

	2023 $m	2022 $m
CPL note	(577)	(345)
Hong Kong	976	(742)
Indonesia	156	108
Malaysia	257	178
Singapore	512	(7)
Growth markets and other note	775	314
Eastspring	254	234
Total segment	2,353	(260)
Unallocated to a segment (central operations)	(641)	(737)
Total profit (loss) after tax	1,712	(997)

Note
The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates that are accounted for on an equity-method basis. Accordingly, on the segmental analysis of the profit after tax basis above, the amount shown for CPL is before tax (with its tax being included in the Growth markets and other segment). The Group's share of CPL's post-tax result was $(366) million (2022: $(275) million).

B2 Tax charge

B2.1 Total tax charge by nature
The total tax charge in the income statement is as follows:

	2023 $m	2022 $m
Hong Kong	(129)	(106)
Indonesia	(43)	(27)
Malaysia	(98)	(44)
Singapore	(174)	(61)
Growth markets and other	(103)	(210)
Eastspring	(26)	(26)
Total segment note	(573)	(474)
Unallocated to a segment (central operations)	13	(4)
Total tax charge note	(560)	(478)

Note
Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including CPL.

B2.2 Reconciliation of effective tax rate
In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss for the year. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result.  The reconciliation of the expected to actual tax charge/credit and the percentage impact of reconciliation items on shareholder effective tax rate are provided below.

	2023		2022
	$m	%	$m	%
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)	2,272		(519)
Tax charge attributable to policyholders' returns note (i)	(175)		(124)
Profit (loss) before tax attributable to shareholders' returns	2,097		(643)
Tax (charge) credit at the expected rate	(399)	19%	85	13%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates note (ii)	80	(4)%	61	9%
Deductions and losses not allowable for tax purposes note (iii)	(136)	6%	(196)	(30)%
Items related to taxation of life insurance businesses note (iv)	137	(7)%	(129)	(20)%
Deferred tax adjustments including unrecognised tax losses	13	(1)%	(45)	(7)%
Effect of results of joint ventures and associates note (v)	(38)	2%	(32)	(5)%
Irrecoverable withholding taxes note (vi)	(63)	3%	(55)	(9)%
Other	(2)	1%	(15)	(2)%
Total charge on recurring items	(9)	0%	(411)	(64)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years note (vii)	42	(2)%	1	0%
Movements in provisions for open tax matters note (viii)	(15)	1%	(40)	(6)%
Adjustments in relation to business disposals and corporate transactions	(4)	0%	11	2%
Total credit (charge) on non-recurring items	23	(1)%	(28)	(4)%
Tax charge attributable to shareholders' returns	(385)		(354)
Tax charge attributable to policyholders' returns note (i)	(175)		(124)
Tax charge attributable to shareholders' and policyholders' returns	(560)		(478)
Profit before tax attributable to shareholders' returns analysed into:
Adjusted operating profit	2,893		2,722
Non-operating result note (ix)	(796)		(3,365)
Profit (loss) before tax attributable to shareholders' returns	2,097		(643)
Tax charge attributable to shareholders' returns analysed into:
Tax charge on adjusted operating profit	(444)		(539)
Tax credit on non-operating result note (ix)	59		185
Tax charge attributable to shareholders' returns	(385)		(354)
Actual tax rate on:
Adjusted operating profit:
Including non-recurring tax reconciling items note (x)	15%		20%
Excluding non-recurring tax reconciling items	16%		18%
Profit before tax attributable to shareholders' returns note (x)	18%		(55)%

Notes
(i)        The tax charge attributable to policyholders of $(175) million (2022: $(124) million) is equal to the profit before tax attributable to policyholders as a result of accounting for policyholder income after the deduction of expenses on a post-tax basis.
(ii)      Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income in Growth markets and Singapore.
(iii)     Deductions and losses not allowable for tax purposes primarily relates to non-deductible head office costs in Other operations.
(iv)     Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.
(v)       Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(vi)     The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in Other operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.
(vii)    Adjustments to tax charge in relation to prior years primarily relates to the recognition of a deferred tax asset in relation to historical tax losses, due to an increase in forecast taxable profit in the UK tax group.
(viii)  The statement of financial position contains the following provisions in relation to open tax matters.

2023 $m
Balance at 1 Jan	(79)
Movements in the current year included in tax charge attributable to shareholders	(15)
Other movements (including interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax)	1
Balance at 31 Dec	(93)

(ix) 'Non-operating result' is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns and corporate transactions. The tax charge on non-operating result is calculated using the tax rates applicable to investment profit or loss recorded in the non-operating result for each entity, and then adjusting for any discrete items included in the total tax charge that relate specifically to the amounts (other than investment related profit or loss) included in the non-operating result. The difference between this tax on non-operating result and the tax charge calculated on profit before tax is the tax charge on adjusted operating profit.
(x)   The actual tax rates of the relevant business operations are shown below:

	2023%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	7%	22%	22%	16%	20%	9%	2%	15%
Tax rate on profit before tax	7%	22%	20%	16%	11%	9%	2%	18%

	2022%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	4%	19%	26%	16%	33%	10%	0%	20%
Tax rate on profit before tax	(7)%	16%	25%	63%	40%	10%	(1)%	(55)%

Actual tax rates on adjusted operating profit for each segment for 2022 prepared applying IFRS 17 as shown in the table above are generally consistent with the tax rates previously published for 2022 results prepared applying IFRS 4. The tax rates on adjusted operating profit for Growth markets and other and the Group total as shown in the table above differ from the equivalent tax rates previously published under IFRS 4 for 2022 due primarily to differences in the proportions of adjusted operating profit contributed by entities with different tax rates. Actual tax rates on profit before tax for 2022 prepared under IFRS 17 differ from the equivalent tax rates previously published under IFRS 4 for 2022 primarily due to non-taxable and non-deductible amounts, such as investment gains or losses, making up a different proportion of total profit before tax for each segment and the Group total under each standard.

B3 Earnings per share

	2023
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	2,893	(444)	(11)	2,438	89.0¢	88.7¢
Short-term fluctuations in investment returns	(774)	59	-	(715)	(26.1)¢	(26.0)¢
Loss attaching to corporate transactions	(22)	-	-	(22)	(0.8)¢	(0.8)¢
Based on profit for the year	2,097	(385)	(11)	1,701	62.1¢	61.9¢

For 2023, the weighted average number of shares for calculating basic earnings per share, which excludes those held in employee share trusts, is 2,741 million. After including a dilutive effect of the Group's share options and awards (see note B2.2) of 6 million, the weighted average number of shares for calculating diluted earnings per share is, 2,747 million.

	2022
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	2,722	(539)	(11)	2,172	79.4¢	79.4¢
Short-term fluctuations in investment returns	(3,420)	185	1	(3,234)	(118.2)¢	(118.2)¢
Gain attaching to corporate transactions	55	-	-	55	2.0¢	2.0¢
Based on loss for the year	(643)	(354)	(10)	(1,007)	(36.8)¢	(36.8)¢

For 2022, the weighted average number of shares for calculating basic and diluted earnings per share, which excludes those held in employee share trusts, was 2,736 million. As the Group made a loss for the year in 2022, the potential ordinary shares from the Group's share options and awards (see note B2.2) would be anti-dilutive and therefore not included in the diluted earnings per share calculation as it is not permissible for the diluted earnings per share to be greater than the basic earnings per share.

B4 Dividends

	2023		2022
	Cents per share	$m	Cents per share	$m
Dividends relating to reporting year:
First interim dividend	6.26¢	172	5.74¢	154
Second interim dividend	14.21¢	392	13.04¢	359
Total relating to reporting year	20.47¢	564	18.78¢	513
Dividends paid in reporting year:
Current year first interim dividend	6.26¢	172	5.74¢	154
Second interim dividend for prior year	13.04¢	361	11.86¢	320
Total paid in reporting year	19.30¢	533	17.60¢	474

First and second interim dividends are recorded in the period in which they are paid.

Dividend per share
The 2023 first interim dividend of 6.26 cents per ordinary share was paid to eligible shareholders on 19 October 2023.

On 16 May 2024, Prudential will pay a second interim dividend of 14.21 cents per ordinary share for the year ended 31 December 2023. The second interim dividend will be paid to shareholders recorded on the UK register at 6.00pm (British Summer Time) and to shareholders on the HK branch register at 4.30pm (Hong Kong Time) on 2 April 2024 (Record Date), and also to the Holders of US American Depositary Receipts (ADRs) as at 2 April 2024. The second interim dividend will be paid on or about 23 May 2024 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.

Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect to receive dividend payments in USD. Elections must be made through the relevant UK or HK share registrar on or before 24 April 2024. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 2 May 2024. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.

Holders of ADRs will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through CDP in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C Financial position

C1 Group assets and liabilities

C1.1 Group investments by business type
The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 31 December 2023  were $1,181 million (31 December 2022: $1,152 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

The following table classifies assets into those that primarily back the Group's participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring's investments and those that are unallocated to a segment (principally centrally held investments).

In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently adjusted operating profit recognises investment return on a longer-term basis for these assets.

In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders' equity or are non-underlying items backing GMM liabilities and therefore the returns on these other investments are recognised in adjusted operating profit at a longer-term rate.

	31 Dec 2023 $m
	Asia and Africa					Unallocated to a segment	Group total
	Insurance
	Funds with policyholder participation	Unit-linked funds	Other	Eastspring	Total
	note (i)
Debt securities
Sovereign debt
Indonesia	393	611	525	-	1,529	-	1,529
Singapore	3,006	607	929	-	4,542	-	4,542
Thailand	2	4	1,957	-	1,963	-	1,963
United Kingdom	-	5	87	-	92	-	92
United States	23,552	84	2,351	-	25,987	-	25,987
Vietnam	3,143	30	173	-	3,346	-	3,346
Other (predominantly Asia)	4,375	664	1,732	28	6,799	-	6,799
Subtotal	34,471	2,005	7,754	28	44,258	-	44,258
Other government bonds
AAA	1,533	94	119	-	1,746	-	1,746
AA+ to AA-	120	17	29	-	166	-	166
A+ to A-	689	95	239	-	1,023	-	1,023
BBB+ to BBB-	271	57	56	-	384	-	384
Below BBB- and unrated	502	11	63	2	578	-	578
Subtotal	3,115	274	506	2	3,897	-	3,897
Corporate bonds
AAA	1,214	147	243	-	1,604	-	1,604
AA+ to AA-	2,716	440	934	-	4,090	-	4,090
A+ to A-	10,918	460	2,179	-	13,557	1	13,558
BBB+ to BBB-	9,466	714	2,055	-	12,235	1	12,236
Below BBB- and unrated	2,280	500	356	-	3,136	-	3,136
Subtotal	26,594	2,261	5,767	-	34,622	2	34,624
Asset-backed securities
AAA	174	2	54	-	230	-	230
AA+ to AA-	6	-	2	-	8	-	8
A+ to A-	30	-	7	-	37	-	37
BBB+ to BBB-	7	-	2	-	9	-	9
Below BBB- and unrated	-	1	-	-	1	-	1
Subtotal	217	3	65	-	285	-	285
Total debt securities notes (ii)(iv)	64,397	4,543	14,092	30	83,062	2	83,064
Loans
Mortgage loans	65	-	83	-	148	-	148
Other loans	430	-	-	-	430	-	430
Total loans	495	-	83	-	578	-	578
Equity securities and holdings in collective investment schemes
Direct equities	18,711	12,075	182	128	31,096	-	31,096
Collective investment schemes	24,529	7,546	1,580	2	33,657	-	33,657
Total equity securities and holdings in collective investment schemes	43,240	19,621	1,762	130	64,753	-	64,753
Other financial investments note (iii)	2,893	396	1,707	101	5,097	2,628	7,725
Total financial investments	111,025	24,560	17,644	261	153,490	2,630	156,120
Investment properties	-	-	39	-	39	-	39
Cash and cash equivalents	1,054	647	1,287	173	3,161	1,590	4,751
Total investments	112,079	25,207	18,970	434	156,690	4,220	160,910

	31 Dec 2022 $m
	Asia and Africa					Unallocated to a segment
	Insurance
	Funds with policyholder participation	Unit-linked funds	Other	Eastspring	Total		Group total
	note (i)
Debt securities
Sovereign debt
Indonesia	565	589	400	3	1,557	-	1,557
Singapore	3,240	507	917	67	4,731	-	4,731
Thailand	-	-	1,456	-	1,456	-	1,456
United Kingdom	-	4	-	-	4	-	4
United States	21,580	54	257	-	21,891	-	21,891
Vietnam	2,263	12	135	-	2,410	-	2,410
Other (predominantly Asia)	3,663	646	1,666	27	6,002	-	6,002
Subtotal	31,311	1,812	4,831	97	38,051	-	38,051
Other government bonds
AAA	1,480	85	108	-	1,673	-	1,673
AA+ to AA-	112	21	20	-	153	-	153
A+ to A-	765	139	233	-	1,137	-	1,137
BBB+ to BBB-	327	77	99	-	503	-	503
Below BBB- and unrated	483	22	67	-	572	-	572
Subtotal	3,167	344	527	-	4,038	-	4,038
Corporate bonds
AAA	1,094	181	268	-	1,543	-	1,543
AA+ to AA-	2,356	385	1,151	-	3,892	-	3,892
A+ to A-	9,233	524	2,345	-	12,102	-	12,102
BBB+ to BBB-	9,515	1,325	2,344	1	13,185	-	13,185
Below BBB- and unrated	2,918	444	454	-	3,816	-	3,816
Subtotal	25,116	2,859	6,562	1	34,538	-	34,538
Asset-backed securities
AAA	228	5	85	-	318	-	318
AA+ to AA-	7	1	2	-	10	-	10
A+ to A-	25	-	9	-	34	-	34
BBB+ to BBB-	17	-	6	-	23	-	23
Below BBB- and unrated	2	1	1	-	4	-	4
Subtotal	279	7	103	-	389	-	389
Total debt securities note (ii)	59,873	5,022	12,023	98	77,016	-	77,016
Loans
Mortgage loans	92	-	48	-	140	-	140
Other loans	450	-	-	-	450	-	450
Total loans	542	-	48	-	590	-	590
Equity securities and holdings in collective investment schemes
Direct equities	15,000	11,379	202	61	26,642	266	26,908
Collective investment schemes	22,015	6,760	1,992	2	30,769	2	30,771
Total equity securities and holdings in collective investment schemes	37,015	18,139	2,194	63	57,411	268	57,679
Other financial investments note (iii)	3,010	379	1,599	107	5,095	1,749	6,844
Total financial investments	100,440	23,540	15,864	268	140,112	2,017	142,129
Investment properties	-	-	37	-	37	-	37
Cash and cash equivalents	1,563	749	1,266	127	3,705	1,809	5,514
Total investments	102,003	24,289	17,167	395	143,854	3,826	147,680

Notes
(i)   Funds with policyholder participation represent investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.
(ii)  Of the Group's debt securities, the following amounts were held by the consolidated investment funds:

	31 Dec 2023 $m	31 Dec 2022 $m
Debt securities held by the consolidated investment funds	11,116	11,899

(iii)                 Other financial investments comprise derivative assets and deposits.

C2 Measurement of financial assets and liabilities

C2.1 Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Climate change does not directly impact fair values particularly where these are built on observable inputs (ie level 1 and level 2), which represent the majority of the Group's financial instruments as discussed below.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.

Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustments are made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2 Valuation hierarchy
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as FVTPL at 31 December 2023. At 31 December 2022, $266 million of financial assets classified as AFS under IAS 39 related to the Group's retained interest in Jackson, which was disposed of in 2023. All assets and liabilities held at fair value are measured on a recurring basis.

Financial instruments at fair value

	31 Dec 2023 $m
	Level 1	Level 2	Level 3
	Quoted prices(unadjusted) in active markets	Valuation basedon significantobservablemarket inputs	Valuation basedon significantunobservablemarket inputs	Total
			note (iii)
Loans	-	430	-	430
Equity securities and holdings in collective investment schemes	56,327	5,562	2,864	64,753
Debt securities note (i)	64,004	19,020	40	83,064
Derivative assets	1,460	395	-	1,855
Derivative liabilities	(58)	(180)	-	(238)
Total financial investments, net of derivative liabilities	121,733	25,227	2,904	149,864
Investment contract liabilities without DPF note (ii)	-	(769)	-	(769)
Net asset value attributable to unit holders of consolidated investment funds	(2,711)	-	-	(2,711)
Total financial instruments at fair value	119,022	24,458	2,904	146,384
Percentage of total (%)	81%	17%	2%	100%

	31 Dec 2022 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
			note (iii)
Loans	-	447	3	450
Equity securities and holdings in collective investment schemes	49,725	7,130	824	57,679
Debt securities note (i)	57,148	19,763	38	76,949
Derivative assets	82	487	-	569
Derivative liabilities	(778)	(223)	-	(1,001)
Total financial investments, net of derivative liabilities	106,177	27,604	865	134,646
Investment contract liabilities without DPF note (ii)	-	(663)	-	(663)
Net asset value attributable to unit holders of consolidated investment funds	(4,193)	-	-	(4,193)
Total financial instruments at fair value	101,984	26,941	865	129,790
Percentage of total (%)	78%	21%	1%	100%

Notes
(i)   Of the total level 2 debt securities of$19,020 million at 31 December 2023 (31 December 2022: $19,763 million), $10 million (31 December 2022: $37 million) are valued internally.
(ii)  For Investment contract liabilities without DPF, it is assumed that these investment contracts are not quoted in an active market and do not have readily available published prices and that their fair values are determined using valuation techniques. It is assumed that all significant inputs used in the valuation are observable and these investment contract liabilities are classified in level 2.
(iii)                 At 31 December 2023, the Group held $2,904 million (31 December 2022: $865 million) of net financial instruments at fair value within level 3. This represents 2 per cent (2022: less than one per cent) of the total fair valued financial assets, net of financial liabilities and comprises the following:
-   Equity securities and holdings in collective investment schemes of $2,864 million (31 December 2022: $823 million) are externally valued using the net asset value of the invested entities and consist primarily of property and infrastructure funds held by the participating funds. Equity securities of $1 million (31 December 2022: $1 million) are internally valued. Internal valuations are inherently more subjective than external valuations; and
-   Other sundry individual financial instruments of a net asset of $40 million (31 December 2022: $41 million).
Of the net financial instruments of $2,904 million (31 December 2022: $865 million) referred to above:
-   A net asset of $2,866 million (31 December 2022: $830 million) is held by the Group's with-profits and unit-linked funds and therefore shareholders' profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and
-   The remaining level 3 investments comprise a net asset of $38 million (31 December 2022: $35 million) and are primarily corporate bonds valued using external prices adjusted to reflect the specific known conditions relating to these bonds (eg distressed securities). If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(4) million (31 December 2022: $(4) million), which would reduce shareholders' equity by this amount before tax.

C3 Insurance and reinsurance contracts

The amounts recorded in the balance sheet as insurance and reinsurance contract asset and liabilities are set out in the table below (on the left hand side), broken out into their component parts. Additionally presented on the right hand side are the same amounts but including the Group's share of the relevant amounts of its joint venture and associates, which are equity accounted for on the statement of financial position and hence all assets and liabilities of those businesses are included in a separate line.

Management believe that the movement in the CSM is a key driver for understanding changes in profitability from period to period and as the Group's share of the results of the joint ventures and associates are included in the Group's adjusted operating and total profit, it is relevant to understand the movement in insurance assets and liabilities including those entities too.

C3.1 Group overview
(a)  Analysis of Group insurance and reinsurance contract assets and liabilities
The table below provides an analysis of portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the Group's statement of financial position:

	Excluding JVs and associates						Including JVs and associates note (i)
	Assets		Liabilities		Net liabilities (assets)		Assets		Liabilities		Net liabilities (assets)
	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
					note (ii)						note (ii)
As at 31 Dec 2023
Best estimate liabilities (BEL)	3,952	1,175	120,115	1,182	116,163	7	3,998	1,315	139,673	1,222	135,675	(93)
Risk adjustment for non-financial risk (RA)	(631)	(84)	1,713	(21)	2,344	63	(630)	(67)	1,969	(24)	2,599	43
Contractual service margin (CSM)	(2,173)	1,335	18,011	(10)	20,184	(1,345)	(2,176)	1,321	20,176	(19)	22,352	(1,340)
Insurance contract balances	1,148	2,426	139,839	1,151	138,691	(1,275)	1,192	2,569	161,818	1,179	160,626	(1,390)
Assets for insurance acquisition cash flows	32	-	1	-	(31)	-	32	-	1	-	(31)	-
Insurance and reinsurance contract (assets) liabilities	1,180	2,426	139,840	1,151	138,660	(1,275)	1,224	2,569	161,819	1,179	160,595	(1,390)

As at 31 Dec 2022
Best estimate liabilities (BEL)	3,540	508	107,582	1,162	104,042	654	3,562	652	124,297	1,193	120,735	541
Risk adjustment for non-financial risk (RA)	(505)	(39)	1,418	(44)	1,923	(5)	(502)	(21)	1,662	(47)	2,164	(26)
Contractual service margin (CSM)	(1,929)	1,387	17,239	57	19,168	(1,330)	(1,921)	1,369	19,383	54	21,304	(1,315)
Insurance contract balances	1,106	1,856	126,239	1,175	125,133	(681)	1,139	2,000	145,342	1,200	144,203	(800)
Assets for insurance acquisition cash flows	28	-	3	-	(25)	-	28	-	3	-	(25)	-
Insurance and reinsurance contract (assets) liabilities	1,134	1,856	126,242	1,175	125,108	(681)	1,167	2,000	145,345	1,200	144,178	(800)

As at 1 Jan 2022 (transition date)
Best estimate liabilities (BEL)	3,818	1,752	126,438	1,474	122,620	(278)	3,993	1,916	142,146	1,501	138,153	(415)
Risk adjustment for non-financial risk (RA)	(547)	(15)	1,661	(46)	2,208	(31)	(575)	1	1,868	(49)	2,443	(50)
Contractual service margin (CSM)	(2,050)	1,050	21,699	(174)	23,749	(1,224)	(2,161)	1,023	23,787	(176)	25,948	(1,199)
Insurance contract balances	1,221	2,787	149,798	1,254	148,577	(1,533)	1,257	2,940	167,801	1,276	166,544	(1,664)
Assets for insurance acquisition cash flows	29	-	-	-	(29)	-	29	-	-	-	(29)	-
Insurance and reinsurance contract (assets) liabilities	1,250	2,787	149,798	1,254	148,548	(1,533)	1,286	2,940	167,801	1,276	166,515	(1,664)

Notes
(i)   The Group's investments in JVs and associates are accounted for on an equity method and the Group's share of insurance and reinsurance contract liabilities and assets as shown above relate to the life business of CPL, India and Takaful business in Malaysia.
(ii)  At 31 December 2023 and 2022 the Group's exposure to credit risk arising from insurance contracts issued is not material to the Group as premiums receivable from an individual party (policyholders and intermediaries) is not material to the Group.

(b)  Adjusted shareholders' equity

	31 Dec 2023 $m			31 Dec 2022 $m			1 Jan 2022 (transition date) $m
	Balances excluding JVs and associates	Group's share relating to JVs and associates	Total including JVs and associates	Balances excluding JVs and associates	Group's share relating to JVs and associates	Total including JVs and associates	Balances excluding JVs and associates	Group's share relating to JVs and associates	Total including JVs and associates
Shareholders' equity	15,883	1,940	17,823	14,472	2,259	16,731	16,238	2,698	18,936
CSM, net of reinsurance	18,839	2,173	21,012	17,838	2,151	19,989	22,525	2,224	24,749
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	1,367	-	1,367	1,295	-	1,295	1,144	-	1,144
Less: Related tax adjustments	(2,347)	(509)	(2,856)	(2,295)	(509)	(2,804)	(2,531)	(527)	(3,058)
Adjusted shareholders' equity	33,742	3,604	37,346	31,310	3,901	35,211	37,376	4,395	41,771

C3.2 Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)

(a)  Analysis of movements in insurance and reinsurance contract balances by measurement component

An analysis of movements in insurance and reinsurance contract balances by measurement component and including the Group's share of insurance and reinsurance contract liabilities and assets relate to the life JVs and associates is set out below:

	Including JVs and associates
	2023 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)
Opening assets	(3,562)	502	1,921	(1,139)	(652)	21	(1,369)	(2,000)
Opening liabilities	124,297	1,662	19,383	145,342	1,193	(47)	54	1,200
Net opening balance at 1 Jan	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)
Changes that relate to future service
Changes in estimates that adjust the CSM	(1,142)	341	801	-	62	43	(105)	-
Changes in estimates that result in losses or reversal of losses on onerous contracts	224	(8)	-	216	(93)	-	-	(93)
New contracts in the year	(2,687)	317	2,429	59	86	(6)	(81)	(1)
	(3,605)	650	3,230	275	55	37	(186)	(94)
Changes that relate to current service
Release of CSM to profit or loss	-	-	(2,414)	(2,414)	-	-	206	206
Release of risk adjustment to profit or loss	-	(242)	-	(242)	-	27	-	27
Experience adjustments	(170)	-	-	(170)	50	-	-	50
	(170)	(242)	(2,414)	(2,826)	50	27	206	283
Changes that relate to past service
Adjustments to assets/liabilities for incurred claims	130	(3)	-	127	-	-	-	-
Insurance service result	(3,645)	405	816	(2,424)	105	64	20	189

Net finance (income) expense from insurance and reinsurance contracts
Accretion of interest on GMM contracts	158	52	307	517	(3)	(3)	(47)	(53)
Other net finance (income) expense	10,379	(20)	(12)	10,347	(155)	9	-	(146)
	10,537	32	295	10,864	(158)	6	(47)	(199)
Total amount recognised in income statement	6,892	437	1,111	8,440	(53)	70	(27)	(10)
Effect of movements in exchange rates	(49)	(2)	(63)	(114)	2	(1)	2	3
Total amount recognised in comprehensive income	6,843	435	1,048	8,326	(51)	69	(25)	(7)

Cash flows
Premiums received net of ceding commissions paid	26,224	-	-	26,224	(1,137)	-	-	(1,137)
Insurance acquisition cash flows	(4,802)	-	-	(4,802)	-	-	-	-
Claims and other insurance service expenses net of recoveries from reinsurance received*	(13,144)	-	-	(13,144)	554	-	-	554
Total cash flows	8,278	-	-	8,278	(583)	-	-	(583)

Other changes note	(181)	-	-	(181)	-	-	-	-

Closing assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Closing liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net closing balance at 31 Dec	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)

	Including JVs and associates
	2022 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)
Opening assets	(3,993)	575	2,161	(1,257)	(1,916)	(1)	(1,023)	(2,940)
Opening liabilities	142,146	1,868	23,787	167,801	1,501	(49)	(176)	1,276
Net opening balance at 1 Jan	138,153	2,443	25,948	166,544	(415)	(50)	(1,199)	(1,664)
Changes that relate to future service
Changes in estimates that adjust the CSM	4,214	(226)	(3,988)	-	284	10	(294)	-
Changes in estimates that result in losses or reversal of losses on onerous contracts	162	(52)	-	110	(17)	-	-	(17)
New contracts in the period	(2,210)	259	2,027	76	(37)	-	37	-
	2,166	(19)	(1,961)	186	230	10	(257)	(17)
Changes that relate to current service
Release of CSM to profit or loss	-	-	(2,413)	(2,413)	-	-	171	171
Release of risk adjustment to profit or loss	-	(184)	-	(184)	-	5	-	5
Experience adjustments	(119)	-	-	(119)	(80)	-	-	(80)
	(119)	(184)	(2,413)	(2,716)	(80)	5	171	96
Changes that relate to past service
Adjustments to assets/liabilities for incurred claims	133	1	-	134	28	-	-	28
Insurance service result	2,180	(202)	(4,374)	(2,396)	178	15	(86)	107

Net finance (income) expense from insurance and reinsurance contracts
Accretion of interest on GMM contracts	182	13	294	489	(8)	(6)	(39)	(53)
Other net finance (income) expense	(28,612)	(12)	117	(28,507)	1,215	10	4	1,229
	(28,430)	1	411	(28,018)	1,207	4	(35)	1,176
Total amount recognised in income statement	(26,250)	(201)	(3,963)	(30,414)	1,385	19	(121)	1,283
Effect of movements in exchange rates	(3,070)	(78)	(681)	(3,829)	3	5	5	13
Total amount recognised in comprehensive income	(29,320)	(279)	(4,644)	(34,243)	1,388	24	(116)	1,296

Cash flows
Premiums received net of ceding commissions paid	27,916	-	-	27,916	(1,013)	-	-	(1,013)
Insurance acquisition cash flows	(3,690)	-	-	(3,690)	-	-	-	-
Claims and other insurance service expenses net of recoveries from reinsurance received*	(12,241)	-	-	(12,241)	567	-	-	567
Total cash flows	11,985	-	-	11,985	(446)	-	-	(446)

Other changes note	(83)	-	-	(83)	14	-	-	14

Closing assets	(3,562)	502	1,921	(1,139)	(652)	21	(1,369)	(2,000)
Closing liabilities	124,297	1,662	19,383	145,342	1,193	(47)	54	1,200
Net closing balance at 31 Dec	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)
Including investment component.

Note
Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation, amortisation) from insurance contract asset/liability balance.
Accretion of interest includes interest on policy loans.

(b)  Analysis of CSM by transition approach including JVs and associates

	Insurance contracts (including JVs and associates)
	2023 $m				2022 $m
	Contractsunder MRA	Contracts under FVA	Othercontracts*	Total CSM	Contractsunder MRA	Contracts under FVA	Othercontracts*	Total CSM
Balance at 1 Jan	2,033	4,102	15,169	21,304	2,467	5,355	18,126	25,948
Changes that relate to future service
Changes in estimates that adjust the CSM	117	496	188	801	(92)	(707)	(3,189)	(3,988)
New contracts in the year	-	-	2,429	2,429	-	-	2,027	2,027
	117	496	2,617	3,230	(92)	(707)	(1,162)	(1,961)
Changes that relate to current service
Release of CSM to profit or loss	(247)	(458)	(1,709)	(2,414)	(250)	(511)	(1,652)	(2,413)
	(130)	38	908	816	(342)	(1,218)	(2,814)	(4,374)
Net finance income (expenses) from insurance contracts	66	9	220	295	83	54	274	411
Effect of movements in exchange rates	(47)	(6)	(10)	(63)	(175)	(89)	(417)	(681)
Balance at 31 Dec	1,922	4,143	16,287	22,352	2,033	4,102	15,169	21,304

*      Other contracts represent groups of insurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

The majority of the CSM on transition on insurance contracts under MRA arises from CPL while the majority of the CSM on transition under FVA arises from the Hong Kong and Singapore businesses.

The transition approach adopted by the Group's main business segments for the different cohorts of their insurance contracts is summarised in the table below. The overlap between approaches reflects the fact that the approaches used vary by insurance contract portfolio and year of issue (cohort).

	FRA	MRA	FVA
	Cohort	Cohort	Cohort
CPL	n/a	2016 - 2021	Pre 2016
Hong Kong	2010 - 2021	n/a	Pre 2010
Singapore	2009 - 2021	n/a	Pre 2009
Malaysia	2010 - 2021 (Unit-linked) 2010-2021 (Non Participating)	2000 - 2009 (Unit-linked)	Pre 1999 (Unit-linked) Pre-2009 (Non-participating) Pre-2021 (Other)
Indonesia note (i)	2010 - 2021	2007 - 2009	Pre 2007
Growth markets and other note (ii)	See note	See note	See note

Notes
(i)   The cohorts shown are in respect of Indonesia's unit-linked portfolios.
(ii)  CSM on transition for Growth markets primarily arises from Vietnam, Taiwan and the Philippines. Vietnam has applied the FRA for cohorts from 2013 - 2021, MRA for cohorts from 2008 - 2012 and FVA for cohorts prior to 2013. Taiwan and the Philippines have applied the FRA for cohorts from 2010 - 2021 and FVA for all cohorts prior to 2010.

	Reinsurance contracts (including JVs and associates)
	2023 $m				2022 $m
	Contractsunder MRA	Contracts under FVA	Othercontracts*	Total CSM	Contractsunder MRA	Contracts under FVA	Othercontracts*	Total CSM
Balance at 1 Jan	-	(55)	(1,260)	(1,315)	-	(46)	(1,153)	(1,199)
Changes that relate to future service
Changes in estimates that adjust the CSM	-	(17)	(88)	(105)	-	(22)	(272)	(294)
New contracts in the year	-	-	(81)	(81)	-	-	37	37
	-	(17)	(169)	(186)	-	(22)	(235)	(257)
Changes that relate to current service
Release of CSM to profit or loss	-	10	196	206	-	10	161	171
	-	(7)	27	20	-	(12)	(74)	(86)
Net finance income (expenses) from reinsurance contracts	-	(2)	(45)	(47)	-	(1)	(34)	(35)
Effect of movements in exchange rates	-	1	1	2	-	4	1	5
Balance at 31 Dec	-	(63)	(1,277)	(1,340)	-	(55)	(1,260)	(1,315)

*      Other contracts represent groups of reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

The CSM on transition on reinsurance contracts held primarily arises from the Hong Kong segment, which has predominantly applied the FRA to transition reinsurance cohorts from 2010 - 2021 and the FVA for reinsurance cohorts prior to 2010.

(c)  Additional analysis of insurance and reinsurance contract balances by segment
The table below provides an analysis of portfolio of insurance and reinsurance contract balances, excluding assets for insurance acquisition cash flows, by segment. The balances presented include Group's share of insurance contract balances relating to the life business of CPL, India and Takaful business in Malaysia, which are accounted for on an equity method in the consolidated statement of financial position.

	Insurance $m				Reinsurance $m
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
As at 31 Dec 2023
CPL	13,029	152	1,652	14,833	4	(3)	(22)	(21)
Hong Kong	60,761	776	8,536	70,073	(44)	84	(1,429)	(1,389)
Indonesia	2,197	206	739	3,142	22	(7)	(6)	9
Malaysia	5,910	357	2,127	8,394	26	(7)	6	25
Singapore	31,770	687	4,962	37,419	(146)	3	149	6
Growth markets and other	22,008	421	4,336	26,765	45	(27)	(38)	(20)
Total insurance segments	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)

As at 31 Dec 2022
CPL	10,989	149	1,699	12,837	2	(3)	(21)	(22)
Hong Kong	54,347	482	7,857	62,686	465	17	(1,405)	(923)
Indonesia	2,032	199	1,046	3,277	8	(3)	-	5
Malaysia	5,452	334	2,241	8,027	31	(7)	(2)	22
Singapore	28,752	629	4,522	33,903	40	(3)	141	178
Growth markets and other	19,163	371	3,939	23,473	(5)	(27)	(28)	(60)
Total insurance segments	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)

Summarised movement analysis of insurance and reinsurance contract balances by segment

	Insurance $m
	CPL	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total insurance segments
Net opening balance at 1 Jan 2022	11,273	80,186	3,720	8,342	36,643	26,380	166,544
Insurance service result	(73)	(696)	(117)	(242)	(546)	(722)	(2,396)
Net finance income (expenses) from insurance contracts
Accretion of interest on GMM contracts	206	37	37	95	31	83	489
Other net finance (income) expense	87	(21,912)	26	(77)	(4,956)	(1,675)	(28,507)
	293	(21,875)	63	18	(4,925)	(1,592)	(28,018)
Total amount recognised in income statement	220	(22,571)	(54)	(224)	(5,471)	(2,314)	(30,414)

Effect of movements in exchange rates	(1,019)	(153)	(307)	(454)	117	(2,013)	(3,829)
Total amount recognised in comprehensive income	(799)	(22,724)	(361)	(678)	(5,354)	(4,327)	(34,243)
Total cash flows	2,363	5,216	(69)	366	2,684	1,425	11,985
Other changes	-	8	(13)	(3)	(70)	(5)	(83)
Net closing balance at 31 Dec 2022 / 1 Jan 2023	12,837	62,686	3,277	8,027	33,903	23,473	144,203
Insurance service result	(98)	(755)	(146)	(254)	(598)	(573)	(2,424)
Net finance income (expenses) from insurance contracts
Accretion of interest on GMM contracts	227	(1)	43	100	6	142	517
Other net finance (income) expense	692	3,646	145	498	2,657	2,709	10,347
	919	3,645	188	598	2,663	2,851	10,864
Total amount recognised in income statement	821	2,890	42	344	2,065	2,278	8,440
Effect of movements in exchange rates	(259)	(11)	46	(336)	621	(175)	(114)
Total amount recognised in comprehensive income	562	2,879	88	8	2,686	2,103	8,326
Total cash flows	1,434	4,509	(186)	364	884	1,273	8,278
Other changes	-	(1)	(37)	(5)	(54)	(84)	(181)
Net closing balance at 31 Dec 2023	14,833	70,073	3,142	8,394	37,419	26,765	160,626

	Reinsurance $m
	CPL	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total insurance segments
Net opening balance at 1 Jan 2022	(25)	(1,663)	8	15	59	(58)	(1,664)
Insurance service result	6	63	-	10	4	24	107
Net finance income (expenses) from reinsurance contracts
Accretion of interest on GMM contracts	(1)	(45)	-	1	(1)	(7)	(53)
Other net finance (income) expense	-	1,246	(1)	1	(6)	(11)	1,229
	(1)	1,201	(1)	2	(7)	(18)	1,176
Total amount recognised in income statement	5	1,264	(1)	12	(3)	6	1,283

Effect of movements in exchange rates	1	4	(1)	-	4	5	13
Total amount recognised in comprehensive income	6	1,268	(2)	12	1	11	1,296
Total cash flows	(3)	(535)	(1)	(5)	118	(20)	(446)
Other changes	-	7	-	-	-	7	14
Net closing balance at 31 Dec 2022 / 1 Jan 2023	(22)	(923)	5	22	178	(60)	(800)
Insurance service result	8	135	2	9	17	18	189
Net finance income (expenses) from reinsurance contracts
Accretion of interest on GMM contracts	(1)	(38)	-	1	(8)	(7)	(53)
Other net finance (income) expense	-	(154)	(6)	-	1	13	(146)
	(1)	(192)	(6)	1	(7)	6	(199)
Total amount recognised in income statement	7	(57)	(4)	10	10	24	(10)
Effect of movements in exchange rates	3	(2)	(1)	(1)	(1)	5	3
Total amount recognised in comprehensive income	10	(59)	(5)	9	9	29	(7)
Total cash flows	(9)	(407)	9	(6)	(181)	11	(583)
Other changes	-	-	-	-	-	-	-
Net closing balance at 31 Dec 2023	(21)	(1,389)	9	25	6	(20)	(1,390)

(d)  Contractual service margin
The following tables illustrate when the Group expects to recognise the remaining CSM in profit or loss after the reporting date based on the assumptions and economics in place at the year ends shown. Future new business is excluded.

(i)   Insurance contracts - expected recognition of the CSM

	31 Dec 2023 $m
	Total as reported on the consolidated statement of financial position	Group's share relating toJVs and associates	Total including Group's share relating toJVs and associates
1 year or less	2,041	226	2,267
After 1 year to 2 years	1,780	190	1,970
After 2 years to 3 years	1,586	165	1,751
After 3 years to 4 years	1,412	146	1,558
After 4 years to 5 years	1,283	127	1,410
After 5 years to 10 years	4,604	474	5,078
After 10 years to 15 years	2,924	293	3,217
After 15 years to 20 years	1,781	195	1,976
After 20 years	2,773	352	3,125
Total CSM	20,184	2,168	22,352

	31 Dec 2022 $m
	Total as reported on the consolidated statement of financial position	Group's share relating toJVs and associates	Total including Group's share relating toJVs and associates
1 year or less	1,981	219	2,200
After 1 year to 2 years	1,751	175	1,926
After 2 years to 3 years	1,555	155	1,710
After 3 years to 4 years	1,385	138	1,523
After 4 years to 5 years	1,217	122	1,339
After 5 years to 10 years	4,306	454	4,760
After 10 years to 15 years	2,705	292	2,997
After 15 years to 20 years	1,666	201	1,867
After 20 years	2,602	380	2,982
Total CSM	19,168	2,136	21,304

(ii)Reinsurance contracts - expected recognition of the CSM

	31 Dec 2023 $m
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	(177)	(2)	(179)
After 1 year to 2 years	(132)	-	(132)
After 2 years to 3 years	(103)	1	(102)
After 3 years to 4 years	(85)	1	(84)
After 4 years to 5 years	(74)	1	(73)
After 5 years to 10 years	(268)	3	(265)
After 10 years to 15 years	(173)	2	(171)
After 15 years to 20 years	(113)	-	(113)
After 20 years	(220)	(1)	(221)
Total CSM	(1,345)	5	(1,340)

	31 Dec 2022 $m
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	(122)	(2)	(124)
After 1 year to 2 years	(111)	2	(109)
After 2 years to 3 years	(100)	2	(98)
After 3 years to 4 years	(89)	2	(87)
After 4 years to 5 years	(80)	2	(78)
After 5 years to 10 years	(301)	5	(296)
After 10 years to 15 years	(188)	3	(185)
After 15 years to 20 years	(119)	1	(118)
After 20 years	(220)	-	(220)
Total CSM	(1,330)	15	(1,315)

C3.3 Products and determining contract liabilities
(a)  Measurement of insurance and reinsurance contracts
Separating components
A contract has an investment component if there is an amount (which could be zero) that the contract requires the entity to repay to the policyholder in all circumstances that have commercial substance. The surrender value, net of policy loans (where these exist), is accounted as the investment component of a contract. Participating and non-participating (such as whole-life and endowment) contracts have explicit surrender values. There are a relatively small number of products that do not have a surrender value, and the investment components of these contracts are determined on a case-by-case basis. The non-distinct investment components are excluded from insurance revenue and insurance service expenses.

At initial recognition, the Group is required to separate  the following components and account for them as if they were stand-alone contracts.
-   Distinct investment components. An investment component is distinct if and only if (a) the insurance and investment components are not highly interrelated and (b) a contract with equivalent terms is, or could be, sold separately in the same market or jurisdiction.
-   Embedded derivatives that do not meet the definition of an insurance contract and whose economic characteristics and risks are not closely related to those of the host contract.
-   Distinct services other than insurance contract services. A service component is distinct if it is not highly interrelated with the insurance component and the entity provides no significant service in integrating the service component with the insurance component

There are no material instances within the Group where distinct investment components, distinct services or embedded derivatives are separated from insurance contracts.

Asset management services for investments held under an insurance contract are not separated.

Subsequent measurement of CSM
The CSM of each group of contracts is calculated at each reporting date as follows.

The carrying amount of the CSM of contracts measured under the GMM at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) interest accreted at locked-in discount rate; (c) changes in fulfilment cash flows arising from operating assumption changes and variances that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and (e) the amount of CSM recognised in profit or loss in the year based on the coverage units.

The carrying amount of the CSM of contracts measured under the VFA at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) the change in the amount of the Group's share of the fair value of the underlying items; (c) changes in fulfilment cash flows arising from both operating and economic assumption changes and variances that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and (e) the amount of CSM recognised in profit or loss in the year based on the coverage units.

The table below provides a description of the material features of each of the key products written by the Group, together with the measurement model used to determine their contract liabilities under IFRS 17.

Contract type	Description and material features	Measurement model
With-profits contracts (written in Hong Kong, Singapore and Malaysia)
Provides savings and/or protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the local business unit.
With-profits products often offer a guaranteed maturity or surrender value. Declared regular bonuses are guaranteed once vested. Future bonus rates and cash dividends are not guaranteed. Market value adjustments and surrender penalties are used for certain products where the law permits such adjustments. Guarantees are predominantly supported by the segregated funds and their estates.
Additional health and protection benefits can be provided through riders (which are not separated from the base with-profits contracts).

All with-profits contracts of the Group written in Hong Kong, Singapore and Malaysia are measured using the VFA model.
The shareholders' share of the excess of the assets of the with-profits funds over policyholder liabilities is recognised within shareholders' equity.

Other participating contracts	Similar to the with-profits contracts, other participating contracts include savings and/or protection elements, with policyholders and shareholders sharing in the returns of the underlying funds.	Other participating contracts of the Group are measured under the VFA model except for the contracts that are written by the Group's life joint venture, CPL, where the GMM approach is applied.
Unit-linked contracts
Combines savings with health and protection riders (which, under IFRS 17, are not separated from the base contract). The cash value of the policy primarily depends on the value of the underlying unitised funds.

Unit-linked contracts are measured either under the VFA or the GMM depending on the relative size of the savings and protection benefits of the contract. The larger the protection component the more likely the contract is required to be measured under the GMM.

Health and protection - Shareholder- backed participating critical illness contracts
Shareholder-backed participating critical illness contracts are written by the Group's Hong Kong business. These products combine critical illness and death benefits with a savings element. These are whole life products and have regular premium payments with a limited payment term.

Shareholder-backed participating critical illness contracts are measured under the VFA.
Health and protection - Other
In addition to supplementary heath and protection contract products attached to with-profits and unit-linked contracts described above, the Group also offers stand-alone health and protection products.
These are non-participating contracts that provide mortality and/or morbidity benefits including health, disability, critical illness and accident coverage.

Stand-alone non-par health and protection (excluding shareholder-backed participating critical illness) contracts are measured under the GMM.
Non-participating term, whole life and endowment assurance contracts
Non-participating savings and/or protection where the benefits are guaranteed, determined by a set of defined market-related parameters, or determined at the discretion of the local business unit. These products often offer a guaranteed maturity and/or surrender value. It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This is reflected within the guaranteed maturity and surrender values. Guarantees are supported by shareholders.

These contracts are measured under the GMM.

The fair value of underlying items of the Group's direct participating contracts at 31 December 2023, excluding the Group's share of the amounts that relate to life JVs and associates, is $127,570 million (31 December 2022: $115,489 million). The Group's direct participating contracts are the contracts that are measured under the VFA model and as discussed in the table above comprise primarily the Group's with-profits, unit-linked and shareholder-backed participating critical illness contracts. Those underlying items comprise primarily investments in debt securities, equity securities and holdings in collective investment schemes. The underlying items also include the related reinsurance assets and the policyholders' interest in the excess net assets of relevant participating funds.

C4 Intangible assets

C4.1 Goodwill
Goodwill shown on the consolidated statement of financial position represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses. There has been no impairment as at 31 December 2023 and 2022.

	2023 $m	2022 $m
Carrying value at 1 Jan	890	907
Exchange differences	6	(17)
Carrying value at 31 Dec	896	890

C4.2 Other intangible assets

	2023 $m			2022 $m
	Distribution rights	Other intangibles	Total	Distribution rights	Other intangibles	Total
	note (i)	note (ii)		note (i)	note (ii)
Balance at 1 Jan
Cost	5,176	489	5,665	5,037	425	5,462
Accumulated amortisation	(1,546)	(235)	(1,781)	(1,255)	(192)	(1,447)
	3,630	254	3,884	3,782	233	4,015
Additions	415	83	498	206	83	289
Amortisation charge	(330)	(49)	(379)	(301)	(48)	(349)
Disposals and transfers	-	(6)	(6)	-	(6)	(6)
Exchange differences and other movements	(6)	(5)	(11)	(57)	(8)	(65)
Balance at 31 Dec	3,709	277	3,986	3,630	254	3,884
Comprising:
Cost	5,585	537	6,122	5,176	489	5,665
Accumulated amortisation	(1,876)	(260)	(2,136)	(1,546)	(235)	(1,781)

Notes
(i)   Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(ii)  Included within other intangibles are software and licence fees.

C5 Borrowings

C5.1 Core structural borrowings of shareholder-financed businesses

	31 Dec 2023 $m	31 Dec 2022 $m
Subordinated debt:
US$750m 4.875% Notes	750	750
€20m Medium Term Notes 2023 note (ii)	-	21
£435m 6.125% Notes 2031	551	520
US$1,000m 2.95% Notes 2033	996	995
Senior debt: note (i)
£300m 6.875% Notes 2023 note (ii)	-	361
£250m 5.875% Notes 2029	301	281
US$1,000m 3.125% Notes 2030	988	987
US$350m 3.625% Notes 2032	347	346
Total core structural borrowings of shareholder-financed businesses	3,933	4,261

Notes
(i)   The senior debt ranks above subordinated debt in the event of liquidation.
(ii)  The £300 million Notes were redeemed on 20 January 2023. The €20 million Medium Term Notes were redeemed on 10 July 2023.

C5.2 Operational borrowings

	31 Dec 2023 $m	31 Dec 2022 $m
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	699	501
Lease liabilities under IFRS 16	234	299
Other borrowings	8	15
Total operational borrowings	941	815

C6 Risk and sensitivity analysis

Group overview
The Group's risk framework and the management of risks attaching to the Group's consolidated financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the Risk review report.

The financial and insurance assets and liabilities on the Group's statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of assumptions that may have an effect on IFRS basis profit or loss and shareholders' equity as described below. The market and insurance risks and also sustainability-related risks, including how they affect Group's operations and how these are managed are discussed in the Risk review report referred to above. The sustainability-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group's investments and liabilities.

Sensitivity analyses of IFRS profit or loss, shareholders' equity and CSM to key market and other risks for the insurance operations are provided in section C6.1 below. The sensitivity analyses provided show the effect on profit after tax, shareholders' equity and CSM to changes in the relevant risk variables, all of which are considered to be reasonably possible at the relevant balance sheet date. The sensitivities reflect consequential impacts from market movements at the valuation date.

The sensitivity of the Group's Eastspring and central operations to market risks is discussed in section C6.2.

The Group benefits from diversification benefits achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. The simplified sensitivities below are calculated at the individual business unit level and aggregated to show the Group impact and no group level adjustments are made.

Relevant correlation factors include:

-   Correlation across geographic regions for both financial and non-financial risk factors; and
-   Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.

The geographical diversity of the Group's business means that it has some exposure to the risk of foreign exchange rate fluctuations where a group undertaking has a functional currency that differs to US dollar, the Group's presentational currency. Consistent with the Group's accounting policies, the profits of these business units are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2023 and 2022, the rates for the most significant operations are given in note A1. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). The impact of changes of foreign exchange rates on the Group's assets and liabilities from the above exposure is recorded as part of Other comprehensive income and in 2023 represented a loss of $124 million (2022: loss of $603 million) which corresponds to 1 per cent of opening shareholders' equity (2022: 3 per cent). Additionally note B1.1 'Segment Results' shows the Group's segment and total profit for 2022 as if it had been prepared using the same exchange rates as 2023, giving an indication of how foreign exchange rates impact the Group's profit and loss.

A 10 per cent increase (strengthening of the US dollar) or decrease (weakening of the US dollar) in these rates would have reduced or increased profit for the year and shareholders' equity of the Group respectively as follows:

	31 Dec 2023 $m		31 Dec 2022 $m
Change in local currency to $ exchange rates	Decrease of 10%	Increase of 10%	Decrease of 10%	Increase of 10%
Profit after tax for the year	152	(124)	49	(40)
Shareholders' equity	1,256	(1,028)	1,182	(967)

The Group is also exposed to foreign exchange gains and losses on assets and liabilities held by the Group's undertakings in a currency other than their functional currency. These will often be managed by derivatives or by having assets and liabilities that match in terms of currency.

C6.1 Insurance operations
(a)  Sensitivity to key market risks
The table below shows the sensitivity of profit after tax, shareholders' equity and CSM as at 31 December 2023 and 2022 for insurance segments to the following market risks:

-  1 per cent increase and 0.5 per cent decrease in observable risk-free interest rates (as described in note A3.1(a)) in isolation and subject to a floor of zero; and
-   Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivities below only allow for limited management actions such as changes to policyholder bonuses and re-pricing for medical business, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

The impact of changes in interest rates and equity values impacts both assets and liabilities. For assets backing insurance contract liabilities and those related liabilities, these impacts will vary depending on whether insurance contracts are classified as VFA or GMM. In addition there will be impacts from other shareholder assets that back IFRS shareholders equity rather than insurance contract liabilities. The vast majority of the Group's investments are classified as FVTPL and so movements as a result of interest rate and equity markets directly impact profit, unless they are offset by corresponding movements in the Group's liabilities.

For VFA contracts (which include the majority of the Group's participating and unit-linked contracts but not all as discussed in note A2.1) movements in underlying assets are matched by a movement in insurance liabilities. Changes in BEL and risk adjustment as a result of a change in discount rate or from changes in the variable fee (that is dependent on the value of underlying assets) are taken as a change to the CSM with no immediate impact on profit or shareholders' equity. There will however be an impact on profit and shareholders' equity from changes to the CSM amortisation as a result of changes both to the CSM and the discounting of the coverage units. Onerous contracts with no CSM will also have impacts going directly to the income statement.

For GMM contracts, the CSM is calculated on a locked-in basis (ie using discount rates applied at the dates of initial recognition of each group of contracts), whereas the BEL and risk adjustment are calculated using a current discount rate. This accounting mismatch passes through the income statement. The impact will depend on whether the BEL is an asset or a liability. For BEL assets, which are largely offset by CSM liabilities, (ie for certain protection contracts where future premiums are expected to exceed future claims and expenses) increases in interest rates will reduce the BEL asset with no impact on the CSM liability and hence reduce profit. For a BEL liability, where the BEL and CSM liabilities are backed by invested assets, (eg certain Universal Life contracts) there are likely to be offsetting asset impacts (for example BEL liabilities and bond values will both reduce as interest rates increase) and the impact on profit will be dependent on any mismatches between assets and liabilities together with the impact of the CSM being calculated on a locked-in basis.

For other shareholder assets, that are not backing insurance contract liabilities increases in interest rates and falls in equity markets reduce asset values, which under the Group's accounting policy pass directly through the income statement and hence reduce profit (vice-versa for decreases in interest rates and increases in equity markets).

The income statement volatilities stated above lead to a volatility in the shareholders' equity to the same extent.

Base values	2023 $m	2022 $m
Profit (loss) after tax for the year from insurance segments	2,099	(494)
Group shareholders' equity as at 31 Dec	17,823	16,731
CSM as at 31 Dec including JVs and associates	21,012	19,989

Insurance segments	31 Dec 2023 $m		31 Dec 2022 $m
Interest rates and consequential effects	Decrease of 0.5%	Increase of 1%	Decrease of 0.5%	Increase of 1%
Increase/(decrease) to shareholders' equity and profit after tax:
Financial assets	6,815	(12,004)	5,873	(10,362)
Net insurance contract liabilities (including CSM)	(7,332)	12,191	(6,120)	10,295
Net effect on shareholders' equity and profit after tax note	(328)	24	(127)	(165)
Increase/(decrease) to CSM liability:
CSM	358	(880)	220	(850)

Insurance segments	31 Dec 2023 $m		31 Dec 2022 $m
Equity/property market values	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%
Increase/(decrease) to shareholders' equity and profit after tax:
Financial assets	(13,359)	6,681	(11,884)	5,939
Net insurance contract liabilities (including CSM)	12,288	(6,254)	10,927	(5,571)
Net effect on shareholders' equity and profit after tax note	(822)	327	(735)	283
Increase/(decrease) to CSM liability:
CSM	(1,392)	618	(1,303)	550

Note
The net effect on shareholders' equity and profit after tax reflects the net pre-tax effect on the financial assets and net insurance contract liabilities shown above, together with the pre-tax effect on other non-insurance liabilities and the related tax impact.

The sensitivity of the insurance segments presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses. Changes to the results of the Africa insurance operations from interest rate or equity price changes would not materially impact the Group's results.

The Group uses the segment measure 'Adjusted operating profit' to review the performance of the business (see note B1.2 for how this measure is determined). The impact on 'Adjusted operating profit' will be more muted than on total profit as long-term asset returns are assumed for surplus assets and long-term spreads are assumed for GMM business. Adjusted operating profit will be impacted by changes in CSM amortisation for VFA business following the impact of economic changes on underlying assets and discount rates that impact the value of variable fees, and on the value of onerous contracts losses (or reversal thereof) taken directly to the income statement. The changes in CSM amortisation result from changes both to the CSM and the discounting of the coverage units.

The pre-tax adjusted operating profit impacts for a decrease of 0.5 per cent and an increase of 1 per cent in interest rates at 31 December 2023 were $(30) million and $33 million, respectively (2022: $(47) million and $54 million, respectively).

The pre-tax adjusted operating profit impacts for a decrease of 20 per cent and an increase of 10 per cent in equity/property market values at 31 December 2023 were $(186) million and $83 million, respectively (2022: $(157) million and $66 million, respectively).

(b)  Sensitivity to insurance risk
For insurance operations, adverse persistency experience can impact the overall IFRS profitability of certain types of business written. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The effects of these management actions have not been factored into the sensitivities below.

In addition many of the business units are exposed to mortality and morbidity risk and changes in maintenance expense level.

Changes to the assumed levels of persistency, mortality, morbidity and expenses from that when the contract is first recognised will impact the overall profitability of the insurance contract. These risks are managed on a portfolio basis and reinsurance can be used to mitigate the risk the Group has. In particular for certain medical contracts, product repricing is a key management action that is embedded in the process to mitigate morbidity risk. A degree of medical product repricing is assumed to have been undertaken in the mortality and morbidity sensitivity results shown in the table below.

In terms of the impact on the Group's financial results, changes to shareholders' equity or profit or loss will occur over the life of the contract, as changes to future cash flows from altered assumptions are recognised as an increase or decrease of CSM (except for onerous contracts), which is then amortised to profit and loss (and hence shareholders' equity) over time.

The table below shows how the shareholders' equity and CSM would have increased or decreased if changes in the future assumptions in insurance risk that were reasonably possible at the reporting date had occurred. This analysis presents the sensitivities both before and after risk mitigation by reinsurance and assumes that the other variables remain constant.

	2023 $m
	Net effect on shareholders' equity and profit after tax		Net effect on CSM
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses - 10% increase	(77)	(71)	(420)	(427)
Lapse rates - 10% increase	(88)	(76)	(1,363)	(1,496)
Mortality and morbidity - 5% increase	(131)	(96)	(638)	(261)

	2022 $m
	Net effect on shareholders' equity and profit after tax		Net effect on CSM
Sensitivity to insurance risk:	Gross of reinsurance	Net ofreinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses - 10% increase	(58)	(57)	(365)	(365)
Lapse rates - 10% increase	(78)	(70)	(1,179)	(1,274)
Mortality and morbidity - 5% increase	(88)	(79)	(548)	(217)

The pre-tax adjusted operating profit impacts, net of reinsurance, for a 10 per cent increase in maintenance expenses, a 10 per cent increase in lapse rates and a 5 per cent increase in mortality and morbidity were $(61) million, $(95) million and $(85) million, respectively (2022: $(53) million, $(69) million and $(67) million, respectively).

A 10 per cent decrease in the maintenance expense and lapse rate assumptions would have a broadly similar opposite effect on profit and shareholders' equity to the sensitivities shown above. The effect from a 5 per cent decrease in mortality and morbidity assumptions is dependent on the degree of product repricing assumed to have been undertaken.

C6.2 Eastspring and central operations
The profit for the year of Eastspring is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change, with a consequential impact on profitability.

Eastspring holds a small amount of investments direct on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1). Eastspring's profit will therefore have some exposure to the market movements of these investments.

At 31 December 2023 Central operations did not hold significant financial investments other than short-term deposits and money market funds held by the Group's treasury function for liquidity purposes and so there is immaterial sensitivity to market movements.

C7 Tax assets and liabilities

C7.1 Current tax
At 31 December 2023, of the $34 million (31 December 2022: $18 million) current tax recoverable, the majority is expected to be recovered within 12 months after the reporting period.

At 31 December 2023, the current tax liability of $275 million (31 December 2022: $208 million) includes $93 million (31 December 2022: $79 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2 Deferred tax
The statement of financial position contains deferred tax assets of $156 million (31 December 2022: $140 million) and deferred tax liabilities of $1,250 million (31 December 2022: $1,139 million), which are presented on a net basis in each of the categories below for the purpose of this movement analysis only:

	2023 $m
	Net deferred tax (assets) liabilities at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Net deferred tax (assets) liabilities at 31 Dec
Unrealised losses or gains on investments	(129)	268	(10)	129
Balances relating to insurance and reinsurance contracts	1,255	(87)	2	1,170
Short-term temporary differences	(96)	2	-	(94)
Unused tax losses	(31)	(79)	(1)	(111)
Net deferred tax liabilities note	999	104	(9)	1,094

	2022 $m
	Net deferred tax (assets) liabilities at 1 Jan	Effect of initial application of IFRS 17 and classification overlay of IFRS 9	Restated net deferred tax (assets) liabilities at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Net deferred tax (assets) liabilities at 31 Dec
Unrealised losses or gains on investments	239	-	239	(361)	(7)	(129)
Balances relating to insurance and reinsurance contracts	2,091	(1,092)	999	297	(41)	1,255
Short-term temporary differences	333	(469)	(136)	29	11	(96)
Unused tax losses	(67)	-	(67)	32	4	(31)
Net deferred tax liabilities note	2,596	(1,561)	1,035	(3)	(33)	999

Note
Deferred tax assets and deferred tax liabilities in the statement of financial position are offset at an entity level (or in some cases at a jurisdiction level where relevant tax grouping rules apply) as permitted under IAS 12.

The Group has applied the mandatory exemption from recognising and disclosing information on the associated deferred tax assets and liabilities at 31 December 2023 as required by the amendments to IAS 12 'International Tax Reform - Pillar Two Model Rules' referred to in note A2.2.

C8 Share capital, share premium and own shares

	2023			2022
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		$m	$m		$m	$m
Balance at 1 Jan	2,749,669,380	182	5,006	2,746,412,265	182	5,010
Shares issued under share-based schemes	3,851,376	1	3	3,257,115	-	2
Shares issued under Hong Kong public offer and international placing in 2022	-	-		-	-	(6)
Balance at 31 Dec	2,753,520,756	183	5,009	2,749,669,380	182	5,006

Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

		Share price range
	Number of shares to subscribe for	from (in pence)	to (in pence)	Exercisable by year
31 Dec 2023	1,671,215	737p	1,455p	2029
31 Dec 2022	1,858,292	737p	1,455p	2028

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.

During the year, the trusts purchased a total number of shares of 3,888,138 (2022: 5,498,486) and the cost of acquiring these shares, including shares purchased for members under employee share purchase plans was $54 million (2022: $77 million). The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased. At 31 December 2023, 10.0 million (31 December 2022: 12.6 million) Prudential plc shares were held in the trusts.

Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during 2023. Subsequent to the year end, the Company commenced and completed a share repurchase programme in January 2024 in respect of 3,851,376 ordinary shares as disclosed in note D2.

D Other information

D1 Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

Litigation developments during the year include a case regarding a historic transaction connected to the legal and beneficial ownership of 49 per cent of the ordinary shares of the holding company of Prudential Assurance Malaysia Berhad. Prudential currently owns 51 per cent of this entity but consolidates the entity at 100 per cent reflecting the economic interest of the Group. Prudential has been successful at court hearings relating to the transaction concerned both in the first instance and at the subsequent appeal stage. In July 2023, the Federal Court, which is Malaysia's highest Court, granted leave to allow the appellant to further appeal the case in the Federal Court. The appeals process is ongoing.

D2 Post balance sheet events

Dividends
The 2023 second interim dividend approved by the Board of Directors after 31 December 2023 is as described in note B5.

Share repurchase programme to neutralise 2023 employee and agent share scheme issuance
On 16 January 2024, the Company announced that the share repurchase programme in respect of 3,851,376 ordinary shares that it announced on 5 January 2024 and commenced on 8 January has been completed. The purpose of the share repurchase programme was to offset dilution from the vesting of awards under employee and agent share schemes during 2023. The Company has repurchased 3,851,376 ordinary shares in aggregate (representing 0.14 per cent of the total number of ordinary shares in issue at the end of the year (as disclosed in note C8)) at a volume weighted average price of £8.2676 per ordinary share for a total consideration of approximately £32 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 March 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Group Chief Financial Officer